UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

(RULE 14C-101)

INFORMATION REQUIRED IN INFORMATION STATEMENT
SCHEDULE 14C INFORMATION
INFORMATION STATEMENT PURSUANT TO SECTION 14(C) OF THE
SECURITIES EXCHANGE
ACT OF 1934

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[ ] Preliminary information statement
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VillageEDOCS

(Exact Name of Registrant as Specified in its Charter)

California

(State or other jurisdiction of incorporation or organization)

927118109	33-0668917
--------------------	---
(CUSIP Number)	(IRS Employer Identification Number)

14471 Chambers Road, Suite 105, Tustin, CA 92780	(714) 734-1030
--	--------------------------------------
(Address of principal executive offices)	Registrant's telephone number, (including area code)

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VillageEDOCS

14471 Chambers Road
Suite #105
Tustin, California 92780

NOTICE OF ACTION BY
WRITTEN CONSENT OF SHAREHOLDERS

To the Stockholders of VillageEDOCS:

On June 16, 2004, holders of a majority of the voting capital stock of VillageEDOCS, a California corporation (the "Company"), acted by written consent in lieu of a special meeting of shareholders to provide for the following:

1. Amendment to the Certificate of Incorporation increasing the number of authorized no par value shares of the Common Stock from 90,000,000 to 175,000,000, with no stated par value per share.

2. Approval of a Plan of Restruction (the "Plan"), which includes the reorganization of the Company's electronic document delivery business by transferring all assets pertaining to the electronic document delivery business into a wholly-owned subsidiary of the Company to be formed for the purpose of the reorganization.

3. Election of directors.

4. Modification of the Company's 2002 Equity Incentive Plan to increase the number of shares reserved for issuance under the plan from 11,634,584 to 28,000,000.

5. Ratification and approval of Executive Employment Agreements and Equity Incentive Arrangements with K. Mason Conner, H. Jay Hill, Michael Richard and Jay Thomas Zender.

As of May 31, 2004, we had 35,911,544 shares of our common stock outstanding. We are obligated under various existing agreements, options, warrants and convertible preferred stock and notes to issue additional shares of our common stock. After issuance of all shares of common stock that we are obligated to issue, and if all of our outstanding options and warrants are exercised and convertible notes are converted, based on certain assumptions as described in this Information Statement, we will have approximately 109,450,000 shares outstanding.

This Information Statement is being furnished to you solely for the purpose of informing stockholders of the matters described herein in compliance with Regulation 14C of the Securities Exchange Act of 1934. The actions taken pursuant to the written consents dated as of June 16, 2004 shall be effective on or about August 13, 2004, or twenty (20) days after the mailing of this Information Statement. You are urged to read the Information Statement in its entirety for a full description of the actions approved by the holders of a majority of the Company's outstanding voting capital stock.

**THIS IS NOT A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS AND NO
STOCKHOLDER MEETING WILL BE HELD TO CONSIDER ANY MATTER
WHICH IS DESCRIBED HEREIN. WE ARE NOT ASKING YOU
FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY**

By Order of the Board of Directors

/s/ K. Mason Conner

----
*K. Mason Conner, President
and Director*

VILLAGEEDOCS
14471 Chambers Road, Suite 105
Tustin, CA 92780

INFORMATION STATEMENT

The purpose of this information statement is to notify the holders of our common stock as of the close of business on July 16, 2004 (the "Record Date"), that on June 16, 2004 we received the written consent in lieu of a meeting of stockholders, from the holders of 19,925,502 shares of our common stock, presenting approximately 55.5% of our outstanding voting common stock approving the following actions:

1.   Amendment to the Certificate of Incorporation increasing the number of authorized no par value shares of the Common Stock from 90,000,000 to 175,000,000, with no stated par value per share.

2.   Approval of a Plan of Restructuring (the "Plan"), which includes the reorganization of the Company's electronic document delivery business by transferring all assets pertaining to the electronic document delivery business into a wholly-owned subsidiary of the Company to be formed for the purpose of the reorganization.

3.   Election of directors.

4.   Modification of the Company's 2002 Equity Incentive Plan to increase the number of shares reserved for issuance under the plan from 11,634,584 to 28,000,000.

5.   Ratification and approval of Executive Employment Agreements and Equity Incentive Arrangements with K. Mason Conner, H. Jay Hill, Michael Richard and Jay Thomas Zender.

This information statement is first being mailed or furnished to stockholders on or about July 23, 2004 and the actions described herein will not become effective until at least 20 days thereafter. We will pay all costs associated with the preparation and distribution of this information statement, including all mailing and printing expenses. We will also, upon request, reimburse brokers, banks and similar organizations for reasonable out-of-pocket expenses incurred in forwarding this information statement to their clients.


WE ARE NOT ASKING YOU FOR A PROXY
AND YOUR ARE REQUESTED NOT TO SEND US A PROXY

WEBSITE ACCESS TO REPORTS


Our principal executive offices are currently located at 14471 Chambers Road, Suite #105, Tustin, CA 92780. The Company's Internet website address is www.villageedocs.com. The Company's annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports of Form 8-K, and all amendments thereto, are available free of charge on the Company's website as soon as reasonably practical after such reports are electronically filed with, or furnished to, the U.S. Securities and Exchange Commission.

  1.   Amendment To Our Articles of Incorporation To Increase Our Authorized Common Stock

The Certificate of Amendment to the Company's Certificate of Incorporation that reflects the increase in the authorized Common Stock from 90,000,000 shares to 175,000,000 shares, with no stated par value is attached hereto as Exhibit A (the "Certificate of Amendment"). The increase in the authorized Common Stock will become effective upon the filing of the Certificate of Amendment with the Secretary of State of the State of California, which is expected to occur as soon as is reasonably practicable on or after the twentieth (20th) day following the mailing of this Information Statement to the Company's stockholders.

(a) Reason for Increase

The Board of Directors and the Company's stockholders approved the increase in the authorized Common Stock in order to ensure that the Company has sufficient shares of Common Stock to meet its existing obligations. As a result of the increase in authorized Common Stock, the Company will be able to issue shares from time to time as may be required for proper business purposes, such as raising additional capital for ongoing operations, establishing strategic relationships with corporate partners, acquiring or investing in complementary businesses or products, providing equity incentives to employees, and effecting stock splits or stock dividends. As a result of the increase in the Company's authorized Common Stock, the Company will also be able to meet its existing obligations to issue Common Stock, as described in greater detail below.

(b) Existing Obligations to Issue Common Stock

At the present time, the Company does not have sufficient shares of Common Stock to meet its existing obligations to issue Common Stock. As of May 31, 2004, the Company had 35,911,544 shares of Common Stock outstanding and 90,000,000 shares authorized for issuance. After the issuance of all the shares of Common Stock that the Company is currently obligated to issue, and if all of its outstanding options and warrants were exercised and all convertible debentures were converted, the Company would have approximately 109,450,000 shares of Common Stock outstanding.

(c) Effects of Increase

In general, the issuance of any new shares of Common Stock will cause immediate dilution to the Company's existing stockholders, may affect the book value or market price of our common stock, may affect the amount of any dividends paid to such stockholders and may reduce the share of the proceeds of the Company that they would receive upon liquidation of the Company. Issuance of additional common stock will reduce the proportionate ownership and voting power of our then existing shareholders. Another effect of increasing the Company's authorized Common Stock may be to enable the Board of Directors to render it more difficult to, or discourage an attempt to, obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of present management. The Board of Directors would, unless prohibited by applicable law, have additional shares of Common Stock available to effect transactions (such as private placements) in which the number of the Company's outstanding shares would be increased and would thereby dilute the interest of any party attempting to gain control of the Company, even if such party is offering a significant premium over the current market price of the Common Stock. Such an issuance of shares of Common Stock would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this resolution was not presented with the intent that the increase in the Company's authorized Common Stock be utilized as an anti-takeover measure.

The Amendment to the Corporation's Articles of Incorporation shall be filed with the California Secretary of State so that Article IV of the Articles of Incorporation shall read as follows:

> This Corporation is authorized to issue only one class of shares of stock, which shall be designated as common stock; the total number of shares which the Corporation is authorized to issue is 175,000,000.

2.   Approval of Plan of Internal Restructuring

The Board of Directors has determined it would be in the best interest of the Company and its shareholders for the Board to have the flexibility to transfer some or substantially all of the Company's assets to directly or indirectly wholly-owned subsidiaries ("Subsidiaries"), with the result that the Company would become a holding company. Toward that end, the Board has unanimously approved a Plan of Internal Restructuring (the "Plan"), proving for the Company to transfer its current electronic document delivery business assets to a new subsidiary. Following the restructuring, the Company will have two operating subsidiaries, Tailored Business Systems, Inc. and its newly formed wholly-owned California subsidiary relating to its electronic document delivery business.

Although California law is not clear that implementation of the Plan requires shareholder approval, the Company nonetheless is determined to submit this Plan through a binding shareholder vote. However, the submission of the Plan to the shareholders is not intended to affect the Company's right, under applicable California law, to dispose of less and all or substantially all of its assets without shareholder approval. Approval of the Plan by the shareholders will not preclude the shareholders right to challenge any future dispositions by the Company of the stock or assets of the Subsidiaries, if such dispositions are not made in compliance with the Plan or applicable California law.

If the Plan is fully implemented, the Company's current principal operations will be conducted by newly formed Subsidiaries of the Company. The new structure will permit greater flexibility in the management and financing of new and existing business operations and opportunities. The new holding company structure would also facilitate the Company's entry into new businesses or other business combinations with third parties. It is contemplated that the restructuring would further the objective of operating Company's business, and any additional businesses acquired in the future, on a more self-sufficient, independent, economic basis. In addition, a holding company structure would permit improved delineation of administrative and other responsibilities within the corporate structure and would allow a designated group of executive employees to concentrate their efforts on the concerns of the consolidated enterprise as a whole.

The outstanding stock of the Company would not be affected by the proposed internal restructuring. The shareholders of the Company will continue as such, with the same voting, dividend and liquidation rights and ownership interests as before. As a result of such restructuring, the shareholders of the Company will not directly elect the directors of the new operating Subsidiaries. Directors of these Subsidiaries will be elected by the Board of the Company, which will be sole or majority shareholder of these Subsidiaries. Notwithstanding that fact, however, the overall management, affairs and operations of the Company will be under the direction of the Board. In the event the Company proposes to make or further dispose of the stock of Subsidiary, and if such disposition constitutes substantially all the assets of the Company, shareholder approval would be required for any such disposition. For this reason, the restructuring does not alter shareholders rights to approve such dispositions.

The implementation of the Plan will not have a material effect on the consolidated financial statements of the Company. Notwithstanding the new structure, the Company will continue to report its financial operations and conditions on a consolidated basis. It is not anticipated that the restructuring will result in any material change in the overall operations of the Company or the location of its facilities. Similarly, the proposed restructuring will not result in any changes in the current membership of the Board. Persons who are currently serving as officers or directors of the Company may become officers and/or directors of one or more of the Subsidiaries. Any assets transfer pursuant to the Plan will be conveyed to the appropriate Subsidiary on a tax-free basis pursuant to Section 351 of the Internal Revenue Code of 1986, as amended. The Subsidiaries will be directly or indirectly, wholly-owned by the Company. Although, the Company has no present plan affecting the Subsidiaries, it is possible that some Subsidiaries may not be wholly-owned in the future. We do not believe the shareholders are entitled to any appraisal or similar rights under California law relating to the proposed restructuring.

A copy of the Plan of Restructuring is attached hereto as Exhibit B.

3.   Election of Directors

On June 16, 2004, a written consent was filed in lieu of an annual meeting to elect to the Board of Directors of the Company, to hold office until the next shareholders meeting of the Company, each of K. Mason Conner, H. Jay Hill, and J. Thomas Zender.

The following table sets forth certain information with respect to each person who is a director, executive officer, or significant employee of the Company or its subsidiary as of February 29, 2004.

Name	Age	Position
J. Thomas Zender	64	Chairman of the Board
K. Mason Conner	47	President, Chief Executive Officer, Director
H. Jay Hill	64	Executive Vice President of Corporate Development, Director
Michael A. Richard	35	Chief Financial Officer, Corporate Secretary
James L. Kolassa	50	President of Tailored Business Systems, Inc.
Stephen A. Garner	49	Vice President and Co-Chief Technology Officer of Tailored Business Systems, Inc.
James L. Campbell	47	Vice President and Co-Chief Technology Officer of Tailored Business Systems, Inc.

Executive officers are appointed by the Board of Directors and serve until their successors are duly elected and qualify, subject to earlier removal by the Board of Directors. Directors are elected at the annual meeting of shareholders to serve for their term and until their successors are duly elected and qualify, or until their earlier resignation, removal from office, or death. The remaining directors may fill any vacancy in the Board of Directors for an unexpired term. The term of the current directors continues until the next annual meeting of shareholders to be held in 2005. Mr. Zender has been a director since August 1997, Mr. Hill since October 1997, and Mr. Conner since October 1998.

Business Experience of Executive Officers, Directors and Significant Employees

J. Thomas Zender has been a director since 1997 and has been Chairman of the Board since January 2001. He is an information technology industry consultant specializing in strategic business development with 36 years of management and marketing experience. He has held management positions at General Electric, Honeywell, ITT and other companies. He has been an officer in three publicly held corporations, one NYSE listed company and two NASDAQ traded companies. From 1996 through 2001 Mr. Zender served as an interim executive for several companies in their early stage, including CEO of VillageEDOCS from 1997 to 1999. He serves on the boards of two companies in the information technology sector, one publicly traded and the other privately held. Currently, Mr. Zender is President and CEO of Unity, a global not-for-profit organization, where he also serves on the board of directors.

K. Mason Conner joined the Company as Vice-President of Sales in 1997 and has been President and a Board Member, since 1998, Acting Vice-President of Sales between 1998 and 2002, and Chief Executive Officer since 1999. Mr. Conner is also a Director and the President of Tailored Business Systems, Inc. ("TBS"), which became a wholly owned subsidiary of the Company on February 17, 2004. He has 27 years in sales and business management experience, including 19 years of direct and channel sales experience in the voice and data communications products and services industry. In the early 1980's he was involved in the application of Internet Protocol technologies with the military. In the late 1980s and early 1990s he was a principal strategist for an international initiative to transform K-12 education through the use of the Internet. He was a lead consultant with LTS for the electronic vulnerability threat assessment of the Los Angeles Airport Department after the "UnaBomber" threat. He has held senior sales management positions with Banyan Systems, Doelz Networks, and Timeplex. During the five years prior to joining the Company, Mr. Conner was Director of Sales at Telecom Multimedia Systems from 1996 to 1997, Vice President of Sales at Lo Tiro-Sapere from 1995 to 1996, and Vice President of Sales at Digital Network Architectures from 1991 to 1995.

H. Jay Hill has been a director since 1997 and became the Executive Vice President of Corporate Development in May of 2003. Mr Hill is also a Vice President of TBS. For the last 20 years, he has primarily been a senior executive in turnaround situations in information technology and telecommunication companies. From November 2000 to May of 2003, Mr. Hill was CEO, President and a Director of LightPort Advisors, Inc, a private Internet service provider for the financial services market. He has held similar positions with Unitron Medical Communications, Inc. (d/b/a Moon Communications) (1999-2000) and Amnet Corporation (Netlink) (1989-1994), and has held senior sales and marketing management positions with SunCoast Environmental Controls (1996-1999), Technology Research Corporation (1994-1996), Harris Corporation, Doelz Networks, Paradyne/AT&T, and Inforex. His primary background in sales and marketing commenced with Philadelphia Electric Company and IBM. During 1999, Moon Communications, which was then a subsidiary of Sabratek Corp., filed for protection under Chapter 11 of the U.S. Bankruptcy Code in connection with the reorganization of Sabratek.

Michael A. Richard joined the Company in February 2001 and is the Chief Financial Officer and Corporate Secretary. Mr. Richard is also a Director and the Secretary of TBS. Mr. Richard has over 13 years of diverse management and public corporate reporting experience for start-up and early stage ventures. From 1999-2000 he served as V.P. Controller for The BigHub.com, Inc., a public new media company providing unique content, private label search engine, e-commerce solutions, and controlling a direct mail operation. From 1995-1999, Mr. Richard served first as Controller and then as Vice President, Accounting (principal accounting officer), and finally as a Director of PortaCom Wireless, Inc., a public developer and operator of companies with contracts to provide wireless telecommunication services in China and other emerging markets.

James L. Kolassa joined the Company in April 2004 and is the President of TBS. Mr. Kolassa has over 25 years of experience and success in the computer industry from direct sales with IBM and Hitachi Data Systems to channel development and distribution with both SupportNet and KeyLink Systems. Mr. Kolassa also served as the President of a software firm that he later sold. Mr. Kolassa holds a BBA in Marketing Management from Western Michigan University and an MBA in MIS from Indiana University.

Stephen L. Garner is a Vice President and Co-Chief Technology Officer of TBS. From 1988 through the date of the acquisition, Mr. Garner served as the President of TBS. Mr. Garner has over 25 years experience in Information Technology. Mr. Garner holds/obtained a BS in Mathematics from Georgia Southern University in 1978. Mr. Garner is also a Certified IBM Technical Solutions Provider.

James M. Campbell is a Vice President and Co-Chief Technology Officer of TBS. From 1988 through the date of the acquisition, Mr. Campbell served as the Secretary-Treasurer of TBS. Mr. Campbell has over 25 years of experience in the design and implementation of system software. Mr. Campbell obtained a BBA in Accounting from Georgia Southern University in 1978 and is a Certified Public Accountant.

Board of Directors

The Company's Bylaws fix the size of the Board of Directors at no fewer than three and no more than five members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. We currently have three directors, all of whom were elected to their current terms on December 4, 2002. The Company currently has no Audit, Compensation or Nominating Committees.

Summary Compensation Table

The following table shows the compensation paid or accrued by the Company for the fiscal years ended December 31, 2003 and 2002 to or for the account of the President and Chief Executive Officer. No other executive officer or director of the Company received benefits or annual salary and bonus of $100,000 or more during the stated period. Accordingly, the summary compensation table does not include compensation of other executive officers.

Name & Principal Position	ANNUAL COMPENSATION			LONG-TERM COMPENSATION		
	Salary ($)	Bonus ($)	Other ($)	Stock options (#)	LTIP Payouts ($)	Other ($)
Fiscal 2003						
Mason Conner President, CEO	$111,667	--	--	--	--	--
Fiscal 2002						
Mason Conner President, CEO	$105,000	--	--	1,719,658	--	--

Employment and Other Agreements

See "Executive Compensation for 2004", below, for a summary of compensation arrangements with our senior management personnel.

Board of Director Compensation

Members of our board of directors receive no cash compensation for services as a director or for attendance at or participation in meetings. Directors receive options to purchase common stock as compensation for services as a director. In past years, directors have received options to purchase the Company's common stock in consideration for services as a director. There has been no determination made as to the number and exercise price of options, if any, that will be issued to our directors for service during terms following the term that expired on October 5, 2001. Directors are reimbursed for out-of-pocket expenses incurred by them in connection with attending meetings. All directors have options to purchase shares of the Company's Common (see "Security Ownership of Certain Beneficial Owners and Management"). The Company has no other arrangements regarding compensation for services as a director.

Audit Committee and Audit Committee Financial Expert

Because our board of directors is comprised of only three members, none of which are considered to be independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have determined that it is impractical to form an audit committee of the board of directors. The entire board of directors of the Company acts as the audit committee as specified in section 3(a)(58)(B) of the Exchange Act. In addition, we do not have an audit committee financial expert as defined by Item 401(e) of Regulation S-B of the Exchange Act at this time because we believe that we are not in a position to attract suitable candidates due to insufficient capital resources. In addition, we are not required by the OCTBB to have either an audit committee or an audit committee financial expert.

Code of Ethics

The Company has adopted a written Code of Ethics designed to deter wrongdoing and promote honest and ethical conduct, full, fair and accurate disclosure, compliance with laws, prompt internal reporting and accountability to adherence to the Code of Ethics. This Code of Ethics has been filed with the Securities and Exchange Commission as Exhibit 14.1 to this Annual Report on Form 10-KSB and will be posted on the Company's Internet website (www.villageedocs.com). Any amendments or waivers to this Code of Ethics with respect to the Company's principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions) will be posted on our web site. One may also obtain, without charge, a copy of this Code of Ethics by contacting the Company's Investor Relations Department at (714) 368-8705.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of shares of the Company's Common Stock owned as of May 31, 2004 beneficially by (i) each person who beneficially owns more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) the President and Chief Executive Officer of the Company (the only executive officer of the Company whose cash and non-cash compensation for services rendered to the Company for the year ended December 31, 2003 exceeded $100,000), and (iv) directors, executive officers, and significant employees as a group:

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3) (4)
James Townsend (5)	10,677,372	11.8
C. Alan Williams (6)	61,557,361	67.8
K. Mason Conner (7)	2,352,155	2.6
J. Thomas Zender (8)	930,027	1.0
H. Jay Hill (9)	1,014,027	1.1
All directors, executive officers, and significant employees as a group (7 persons)	9,085,376	10.0

(1) The address of each individual is in care of the Company.

(2) Represents sole voting and investment power unless otherwise indicated.

(3) Based on approximately 35,911,544 shares of the Company's Common Stock outstanding at May 31, 2004, plus, as to each person listed, that portion of Company Common Stock subject to outstanding options, warrants, and convertible debt which may be exercised or converted by such person, and as to all directors and executive officers as a group, unissued shares of Company Common Stock as to which the members of such group have the right to acquire beneficial ownership upon the exercise of stock options or warrants, or conversion of convertible debt within the next 60 days.

(4) Excludes 14,636,856 shares reserved for issuance under outstanding options and warrants.

(5) Includes warrants to acquire 49,256 shares of Common Stock at $2.50 per share, debt convertible to 7,243,070 shares of Common Stock at $0.10 per share, options to acquire 32,497 shares of Common Stock at $2.50 per share, and options to purchase 67,864 shares of Common Stock at $0.1875 per share.

(6) Includes $4,223,063 of debt convertible to 38,231,859 shares of Common Stock at $0.07 to $2.50 per share and a warrant to purchase 5,000,000 shares of Common Stock at $0.10 per share.

(7) Includes options to acquire 600,000 shares of Common Stock at $0.25 per share, options to acquire 32,497 shares at $2.50 per share, and options to acquire 1,719,658 shares at $0.1875 per share.

(8) Includes options to acquire 290,000 shares of Common Stock at $0.20 per share, options to acquire 32,497 shares at $2.50 per share, and options to acquire 367,530 shares at $0.1875 per share.

(9) Includes options to acquire 200,000 shares of Common Stock at $0.20 per share, options to acquire 32,497 shares at $2.50 per share, options to acquire 274,530 shares at $0.1875 per share, and options to acquire 375,000 shares at $0.10 per share.

Securities Authorized for Issuance Under Equity Compensation Plans

The following provides information, as of December 31, 2003, concerning compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighed-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	13,250,591	$0.37	3,383,993
Equity compensation plans not approved by security holders	89,275	$1.83	--
Total	13,339,866	$0.37	3,383,993

4.   Increase Common Shares Underlying our 2002 Equity Compensation Plan

On June 16, 2004, a written consent was filed to approve an increase in the number of shares of the Company's common stock reserved for issuance pursuant to the VillageEDOCS 2002 Equity Incentive Plan to a total of 28,000,000 shares. The purpose of the plan is to attract and retrain and provide incentives to current and future employees, officers, directors, and consultants of the Company and of its current and future subsidiaries thereby increasing stockholder value.

5.   Executive Compensation for 2004

We have entered into employment agreements with K. Mason Conner, our President and Chief Executive Officer, H. Jay Hill, our Executive Vice President – Corporate Development, and Michael Richard, our Chief Financial Officer and have approved a compensation arrangement with J. Thomas Zender, one of our directors. On June 16, 2004, a written consent was filed with the Company to approve each of these employment agreements and the compensation arrangement with Mr. Zender. Following is a summary of the significant terms of each of these agreements:

K. Mason Conner. Mr. Conner's employment agreement, dated as of June 10, 2004, provides for Mr. Conner to serve as our President and Chief Executive Officer for a term of three years from June 15, 2004. The employment agreement provides that, the term of the agreement shall automatically be extended for successive one year renewal terms, provided that if either Mr. Conner or the Company gives the other party at least ninety days advance written notice of his or its intention to not renew the agreement for an additional term, the agreement will terminate upon the expiration of the current term.

The employment agreement provides for Mr. Conner to receive a base salary of $150,000 for the first year. The Company will review Mr. Conner's salary at annual intervals, and may adjust his annual base salary from time to time as the Board of Directors or its Compensation Committee deems to be appropriate, provided, however, that the salary for the second and each succeeding year shall not be less than 105% of the salary for the prior year. Mr. Conner is entitled to an incentive bonus based upon the Company's net income. For the 2004 fiscal year, Mr. Conner will be paid a bonus equal to 10% of the Company's net income. For fiscal 2005 and 2006, the percentage of net income paid to Mr. Conner will be determined by the Board of Directors, but may not be less than 4% of net income for 2005 and 2% for 2006.

Mr. Conner will be paid an incentive bonus for each acquisition closed during the term of the employment agreement. For each acquisition, Mr. Conner will be issued shares of the Company's common stock having an aggregate market value on the date of such closing equal to 2% of the acquisition price.

Pursuant to the employment agreement, we have granted Mr. Conner options for 3,500,000 shares of our common stock (the "Option Shares"). The Option Shares will vest over a five year period and may be exercised during the seven year period after vesting. If Mr. Conner voluntarily resigns or is terminated for cause, all unvested options will be forfeited and cancelled; provided, that Mr. Conner shall be fully vested in then unvested Option Shares (A) in the event of his termination by the Company other than for cause, (B) upon the consummation of a Change in Control, or (C) upon Mr. Conner's death or disability. Mr. Conner is entitled to full ratchet anti-dilution protection with respect to forty (40%) percent of vested options. The Company has agreed to use its best efforts to register, and maintain the effectiveness of a registration statement on Form S-8, for resale all of the Option Shares granted to Mr. Conner and, at any time that Form S-8 is not effective, to grant him piggyback registration with respect to any registration statement filed by the Company.

Mr. Conner also is entitled to participate in any benefits plans maintained by the Company for its executives or employees and is entitled to four weeks annual vacation. He is also entitled to be reimbursed for business expenses incurred by him in promoting the Company's business.

If Mr. Conner's employment is terminated for reasons other than death, disability, or voluntary termination by Mr. Conner, the Company will be obligated to make monthly payments to Mr. Conner for each month during the remaining term of the employment agreement, but not less than twelve (12) months. Each monthly payment shall be equal to one-twelfth (1/12th) of twice Mr. Conner's annual base salary, as in effect on the date of termination. In addition, any restricted stock, stock options or other awards granted to him will become immediately vested in full and, in the case of stock options, exercisable in full. Mr. Conner will also be permitted to continue to participate for a period of one year, at the Company's expense, in all benefit and insurance plans, coverage and programs in which he was participating as of the termination date.

The Company may terminate the agreement if it determines that Mr. Conner has been unable to attend to his duties for at least ninety (90) days because of a medically diagnosable physical or mental condition, and has received a written opinion from a physician acceptable to the Board that such condition prevents the him from resuming full performance of his duties and is likely to continue for an indefinite period. Upon such termination, the Company shall pay Mr. Conner a monthly disability benefit equal to one-twelfth (1/12th) of his current annual base salary at the time he became permanently disabled until the earliest of (i) the month in which the he returns to active employment, either with the Company or otherwise, (ii) the end of the initial term of the agreement, or the current renewal term, as the case may be, or (iii) the twenty-fourth month after the date of the termination. Any such payments shall be reduced by any amounts paid to Mr. Conner under any long-term disability plan or other disability program or insurance policies maintained or provided by the Company.

If Mr. Conner is terminated for Cause, he shall be entitled to receive his base salary through the date of termination and any non-forfeitable benefits earned and payable to him under the terms of deferred compensation or incentive plans maintained by the Company.

In the event of a Change in Corporate Control, any restricted stock, stock options or other awards granted to Mr. Conner shall become immediately vested in full and, in the case of stock options, exercisable in full. Additionally, if at any time during the twelve (12) consecutive months following or six (6) months prior to the occurrence of a Change in Corporate Control, Mr. Conner is involuntarily terminated (other than for Cause) by the Company, he shall be entitled to lump sum severance pay in an amount equal to the sum of (i) 299% of his annual base salary in effect at the time of the Change in Corporate Control plus (ii) 299% of the annual bonus paid to him with respect to the last fiscal year ending prior to the Change in Corporate Control.

H. Jay Hill. Mr. Hill's employment agreement, dated as of June 10, 2004, provides for Mr. Hill to serve as our Executive Vice President – Corporate Development for a term of three years from June 16, 2004. The employment agreement provides that, the term of the agreement shall automatically be extended for successive one year renewal terms, provided that if either Mr. Hill or the Company gives the other party at least ninety days advance written notice of his or its intention to not renew the agreement for an additional term, the agreement will terminate upon the expiration of the current term.

The employment agreement provides for Mr. Hill to receive a base salary of $120,000 for the first year. The Company will review Mr. Hill's salary at annual intervals, and may adjust his annual base salary from time to time as the Board of Directors or its Compensation Committee deems to be appropriate, provided, however, that the salary for the second and each succeeding year shall not be less than 105% of the salary for the prior year.

Mr. Hill will be paid an incentive bonus for each acquisition closed during the term of the employment agreement. For each acquisition, Mr. Hill will be paid in kind consideration in an amount equal to 3.5% of the acquisition price.

Pursuant to the employment agreement, we have granted Mr. Hill options for 500,000 shares of our common stock (the "Option Shares"). The Option Shares will vest over a five year period and may be exercised during the seven year period after vesting. If Mr. Hill voluntarily resigns or is terminated for cause, all unvested options will be forfeited and cancelled; provided, that Mr. Hill shall be fully vested in then unvested Option Shares (A) in the event of his termination by the Company other than for cause, (B) upon the consummation of a Change in Control, or (C) upon Mr. Hill's death or disability. Mr. Hill is entitled to full ratchet anti-dilution protection with respect to forty (40%) percent of vested options. The Company has agreed to use its best efforts to register, and maintain the effectiveness of a registration statement on Form S-8, for resale all of the Option Shares granted to Mr. Hill and, at any time that Form S-8 is not effective, to grant him piggyback registration with respect to any registration statement filed by the Company.

Mr. Hill also is entitled to participate in any benefits plans maintained by the Company for its executives or employees and is entitled to four weeks annual vacation. He is also entitled to be reimbursed for business expenses incurred by him in promoting the Company's business.

If Mr. Hill's employment is terminated for reasons other than death, disability, or voluntary termination by Mr. Hill, the Company will be obligated to make monthly payments to Mr. Hill for each month during the remaining term of the employment agreement, but not less than twelve (12) months. Each monthly payment shall be equal to one-twelfth (1/12th) of twice Mr. Hill's annual base salary, as in effect on the date of termination. In addition, any restricted stock, stock options or other awards granted to him will become immediately vested in full and, in the case of stock options, exercisable in full. Mr. Hill will also be permitted to continue to participate for a period of one year, at the Company's expense, in all benefit and insurance plans, coverage and programs in which he was participating as of the termination date.

The Company may terminate the agreement if it determines that Mr. Hill has been unable to attend to his duties for at least ninety (90) days because of a medically diagnosable physical or mental condition, and has received a written opinion from a physician acceptable to the Board that such condition prevents the him from resuming full performance of his duties and is likely to continue for an indefinite period. Upon such termination, the Company shall pay Mr. Hill a monthly disability benefit equal to one-twelfth (1/12th) of his current annual base salary at the time he became permanently disabled until the earliest of (i) the month in which the he returns to active employment, either with the Company or otherwise, (ii) the end of the initial term of the agreement, or the current renewal term, as the case may be, or (iii) the twenty-fourth month after the date of the termination. Any such payments shall be reduced by any amounts paid to Mr. Hill under any long-term disability plan or other disability program or insurance policies maintained or provided by the Company.

If Mr. Hill is terminated for Cause, he shall be entitled to receive his base salary through the date of termination and any non-forfeitable benefits earned and payable to him under the terms of deferred compensation or incentive plans maintained by the Company.

In the event of a Change in Corporate Control, any restricted stock, stock options or other awards granted to Mr. Hill shall become immediately vested in full and, in the case of stock options, exercisable in full. Additionally, if at any time during the twelve (12) consecutive months following or six (6) months prior to the occurrence of a Change in Corporate Control, Mr. Hill is involuntarily terminated (other than for Cause) by the Company, he shall be entitled to lump sum severance pay in an amount equal to the sum of (i) 200% of his annual base salary in effect at the time of the Change in Corporate Control plus (ii) 200% of the annual bonus paid to him with respect to the last fiscal year ending prior to the Change in Corporate Control.

Michael Richard. Mr. Richard's employment agreement, dated as of June 10, 2004, provides for Mr. Richard to serve as our Chief Executive Financial Officer for a term of two years from June 15, 2004. The employment agreement provides that, the term of the agreement shall automatically be extended for successive one year renewal terms, provided that if either Mr. Richard or the Company gives the other party at least ninety days advance written notice of his or its intention to not renew the agreement for an additional term, the agreement will terminate upon the expiration of the current term.

The employment agreement provides for Mr. Richard to receive a base salary of $95,000 for the first year. The Company will review Mr. Richard's salary at annual intervals, and may adjust his annual base salary from time to time as the Chief Executive Officer deems to be appropriate, provided, however, that the salary for the second and each succeeding year shall not be less than 105% of the salary for the prior year.

Pursuant to the employment agreement, we have granted Mr. Richard options for 650,000 shares of our common stock (the "Option Shares"). The Option Shares will vest over a five year period and may be exercised during the seven year period after vesting. If Mr. Richard voluntarily resigns or is terminated for cause, all unvested options will be forfeited and cancelled; provided, that Mr. Richard shall be fully vested in then unvested Option Shares (A) in the event of his termination by the Company other than for cause, (B) upon the consummation of a Change in Control, or (C) upon Mr. Richard's death or disability. Mr. Richard is entitled to full ratchet anti-dilution protection with respect to forty (40%) percent of vested options. The Company has agreed to use its best efforts to register, and maintain the effectiveness of a registration statement on Form S-8, for resale all of the Option Shares granted to Mr. Richard and, at any time that Form S-8 is not effective, to grant him piggyback registration with respect to any registration statement filed by the Company.

Mr. Richard also is entitled to participate in any benefits plans maintained by the Company for its executives or employees and is entitled to two weeks annual vacation. He is also entitled to be reimbursed for business expenses incurred by him in promoting the Company's business.

If Mr. Richard's employment is terminated for reasons other than death, disability, or voluntary termination by Mr. Richard, the Company will be obligated to make monthly payments to Mr. Richard for each month during the remaining term of the employment agreement, but not less than six (6) months. Each monthly payment shall be equal to one-twelfth (1/12th) of his annual base salary, as in effect on the date of termination. In addition, any restricted stock, stock options or other awards granted to him will become immediately vested in full and, in the case of stock options, exercisable in full. Mr. Richard will also be permitted to continue to participate for a period of six (6) months year, at the Company's expense, in all benefit and insurance plans, coverage and programs in which he was participating as of the termination date.

The Company may terminate the agreement if it determines that Mr. Richard has been unable to attend to his duties for at least ninety (90) days because of a medically diagnosable physical or mental condition, and has received a written opinion from a physician acceptable to the Board that such condition prevents the him from resuming full performance of his duties and is likely to continue for an indefinite period. Upon such termination, the Company shall pay Mr. Richard a monthly disability benefit equal to one-twelfth (1/12th) of his current annual base salary at the time he became permanently disabled until the earliest of (i) the month in which the he returns to active employment, either with the Company or otherwise, (ii) the end of the initial term of the agreement, or the current renewal term, as the case may be, or (iii) the sixth month after the date of the termination. Any such payments shall be reduced by any amounts paid to Mr. Richard under any long-term disability plan or other disability program or insurance policies maintained or provided by the Company.

If Mr. Richard is terminated for Cause, he shall be entitled to receive his base salary through the date of termination and any non-forfeitable benefits earned and payable to him under the terms of deferred compensation or incentive plans maintained by the Company.

In the event of a Change in Corporate Control, any restricted stock, stock options or other awards granted to Mr. Richard shall become immediately vested in full and, in the case of stock options, exercisable in full. Additionally, if at any time during the twelve (12) consecutive months following or six (6) months prior to the occurrence of a Change in Corporate Control, Mr. Richard is involuntarily terminated (other than for Cause) by the Company, he shall be entitled to lump sum severance pay in an amount equal to the sum of (i) 50% of his annual base salary in effect at the time of the Change in Corporate Control plus (ii) 50% of the annual bonus paid to him with respect to the last fiscal year ending prior to the Change in Corporate Control.

J. Thomas Zender. In addition to the employment agreements described above, our Board of Directors has approved a compensation arrangement with J. Thomas Zender, a Director. Pursuant to this arrangement, we have agreed to issue 325,000 shares of our common stock to Mr. Zender in consideration for his past services as a Director and 175,000 shares in consideration for his services as a Director during the current year.

Incorporation of Certain Information By Reference

This information statement is accompanied by a copy of our Annual Report on Form 10-KSB for the year ended December 31, 2003 (the "2003 Form 10-KSB") and Form 10-QSB for the quarter ended March 31, 2004.

The following information from our 2003 Form 10-KSB (File No. 00031395), as filed with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, is hereby incorporated by reference into this information statement:

1.   "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Item 6 thereof;

2.   Our consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2002 and 2003, included in Item 7 thereof;

3.   "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure," included in Item 8 thereof;

4.   "Directors, Executive Officers, Promoters and Control Persons of the Company," included in Item 9 thereof;

5.   "Executive Compensation," included in Item 10 thereof; and

6.   "Certain Relationships and Related Transactions," included in Item 12 thereof.

Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this information statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this information statement.

Cost of Information Statement and Delivery of Documents to Multiple Shareholders Sharing and Address

We will bear the cost of preparing, printing, and mailing this Information Statement.

One Information Statement will be delivered to multiple shareholders sharing an address unless we receive contrary instructions from such shareholders. Upon receipt of such notice, we will undertake to deliver promptly a separate copy of the Information Statement to the shareholder at a shared address to which a single copy of the documents was delivered. In the event you desire to provide such notice to us with respect to this Information Statement or any future Annual Report, Proxy Statement or Information Statement, such notice may be given verbally by telephoning our offices at (714) 368-8705 or by mail to 14471 Chambers Road, Suite 105, Tustin, CA 92780.

CONCLUSION

As a matter of regulatory compliance, we are sending you this Information Statement which describes the matters addressed above. Your consent to these items is not required and is not being solicited in connection with this action. This Information Statement is intended to provide our stockholders information required by the rules and regulations of the Securities Exchange Act of 1934.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE ATTACHED MATERIAL IS FOR INFORMATIONAL PURPOSES ONLY.

By Order of the Board of Directors

/s/ K. Mason Conner

K. Mason Conner, President
and Director

EXHIBITS TO INFORMATION STATEMENT

Exhibit Letter	**Description**
A	Article of Amendment to Articles of Incorporation to increase authorized number of common shares.
B	Plan of Internal Restructuring
C	Executive Employment Agreement for K. Mason Conner
D	Executive Employment Agreement for H. Jay Hill
E	Executive Employment Agreement for Michael Richard
F	Form of Action by Written Consent by Majority Shareholders

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
VillageEDOCS

Mason Conner and Michael Richard certify that:

1.   They are the President and Secretary, respectively, of VillageEDOCS, a California corporation (the "Company").

2.   ARTICLE IV of the Articles of Incorporation of the Company is amended to read as follows:

IV

This Corporation is authorized to issue only one class of shares of stock which shall be designated as common stock; the total number of shares which the Corporation is authorized to issue is one hundred seventy five million (175,000,000).

3.   The foregoing amendment of the Articles of Incorporation has been duty approved by the Board of Directors

4.   The forgoing amendment has been duly approved by the required vote of the shareholders in accordance with Section 902 of the Corporations Code of the State of California. The corporation only one class of shares and the number of outstanding shares is 35,911,544. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%).

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: August __, 2004

_____
Mason Conner, President

_____
Michael Richard, Secretary

VILLAGEEDOCS

**RESOLUTIONS REGARDING VILLAGEEDOCS CORPORATION
PLAN OF INTERNAL RESTRUCTURING**

WHEREAS, the Board of Directors (the "Board"), of VillageEDOCS (the "Corporation"), has determined that it would be in the best interests of the Corporation and its shareholders for the Board to have the authority, in its discretion, to incorporate the Corporation's operations and to transfer some of substantially all of the Corporation's assets initially to directly or indirectly wholly-owned subsidiaries ("Subsidiaries"), with the result that the Corporation would become a holding company; and

WHEREAS, the Board believes that the formation of such Subsidiaries and the adoption, in whole or in part, of a holding company structure would (i) facilitate the entry into new businesses, the disposition of existing businesses and the formation of joint ventures or other business combinations with third parties; (ii) permit great flexibility in the management and financing of new and existing business operations; (iii) possibly enable the Corporation to achieve certain benefits through the reallocation of assets and business functions in separate Subsidiary corporations; and

WHEREAS, the Board has adopted this Plan of Internal Restructuring (the "Plan"), providing for the Corporation to transfer its electronic documents delivery system assets and such other operations as the Boar deems appropriate, to Subsidiaries; and

WHEREAS, pursuant to the terms of the Plan, the Board would have the discretion to determine when and whether to make such transfers.

RESOLVED, that, in furtherance of the foregoing, this Plan is hereby adopted:

1.   Subsidiaries.   The Board is hereby authorized to cause the formation of one or more Subsidiaries and to effect the transfer of all, substantially all, or any portion of the assets and related liabilities, if any, of the Corporation's electronic document delivery system or other operations as the Board deems appropriate, to such new or existing Subsidiaries, either as contributions to the capital of such Subsidiaries or in exchange for stock of the Subsidiary.

2.   Authority to Determine Structure of Subsidiaries.   The Board is hereby authorized to determine the jurisdiction of incorporation of each such new Subsidiary, its capitalization, officers and directors, and is authorized to effect

such transfers of assets, liabilities and employees to such new or existing Subsidiaries as the Board shall deem appropriate in its sole discretion consistent with Section 1 above.

3. <u>Employees</u>. Upon the approval of any transfer of employees to any such Subsidiary, the appropriate officers of the Corporation shall take or cause to be taken such actions as they shall deem necessary or desirable to implement appropriate compensation levels and to obtain appropriate workers' compensation, unemployment compensation and benefit plans coverages in effect for such employees.

4. <u>Authority of Officers</u>. Except as otherwise provided in the Corporation's and applicable Subsidiaries' Bylaws and resolutions, the appropriate officers of the Corporation are hereby authorized and directed to cause the incorporation of the Subsidiaries as hereinafter directed by the Board, to obtain such consents of lenders, lessor and other persons, as may be necessary for the assignment and assumption of agreements, commitments and obligations and the transfers of assets contemplated hereby, to qualify each of the new Subsidiaries to do business in such jurisdictions as may be appropriate, and to secure office space, equipment and staff necessary for their operations, and to make such filings, execute and deliver on behalf of the Corporation such agreements, instruments and documents and do all other acts and things necessary or appropriate to carry out the intent and purpose of this Plan, all subject to the further instruction, if necessary, by the Board.

5. <u>Shareholder Approval</u>. This Plan shall be presented to the shareholders of the Corporation for their approval. The affirmative vote of the holders of a majority of the issued and outstanding stock of the Corporation is necessary for such approval.

6. <u>Conditions to Consummation of Plan</u>. The consummation of this Plan is conditioned upon (a) receipt, prior to the effective time of any transfers of assets and related liabilities (if any) by the Corporation hereunder, of all consents of lenders, lessor, and other persons deemed necessary by the officers of the Corporation to permit the assignment and assumption of agreements, commitments and obligations and the transfers of assets and related liabilities contemplated hereby; and (b) approval of this Plan by the requisite affirmative vote of the shareholders of the Corporation, as provided in Section 5 hereof. If any consent referred to in clause (a) of the preceding sentence is not deemed by such officers to be materially necessary to the consummation of this Plan, such officers may waive such consent. The Board reserves the right to amend or terminate this Plan at any time prior to any effective time and further reserves the right to implement only a portion of such Plan; provided that no amendment shall be made after approval of the Plan by the shareholders of the Corporation which would have a material adverse effect on the rights of the shareholders of the

Corporation. Partial implementation of the Plan as provided in the preceding sentence shall not be deemed an amendment of the Plan.

7. <u>Shareholder Approval of Transfers of Assets by Subsidiaries</u>. In the event that the Board determines to form or utilize one or more new or existing Subsidiaries and transfer of assets of the Corporation thereto in accordance with this Plan, any subsequent transfer of assets by such Subsidiary to an unrelated third party or affiliate General Corporation Law, as in effect at the time of transfer to an unrelated third party by such Subsidiary, will be submitted to the shareholders of the Corporation for approval if the assets so transferred to such unrelated third party or affiliate other than a Subsidiary, would then constitute substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis.

8. <u>No Limitations</u>. This Plan is intended to define, describe and provide for the structure and functions of the Corporation, its existing subsidiaries and any new Subsidiaries created pursuant hereto. Nothing contained herein shall be construed to limit the power of the Corporation, its existing subsidiaries or the new Subsidiaries in the future, and upon proper authorization by their respective Boards of Directors and shareholders, to do anything which they may lawfully have the power to do under the corporation laws of their respective states of incorporation. Notwithstanding the foregoing, the Board shall use reasonable efforts to consummate that portion of this Plan with respect to the Marketing, Credit, Manufacturing and Distribution or other operations of the Corporation within five years after shareholder approval as provided in Section 5 hereto, if at all.

BOARD OF DIRECTORS:

/s/ J. Thomas Zender
J. Thomas Zender

/s/ K. Mason Conner
K. Mason Conner

/s/ H. Jay Hill
H. Jay Hill

K. MASON CONNER
EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement"), dated as of June 10, 2004, by and between VILLAGEEDOCS, a California corporation, ("Company"), and K. MASON CONNER ("Executive").

WHEREAS, the Company is engaged in the business of developing and marketing internet-enabled fax services to organizations throughout the United States and internationally and, through its wholly-owned subsidiary, provides various programming, processing and printing services to governmental entities, including installing software, hardware, printing and mailing of property tax forms;

WHEREAS, the Company wishes to emphasize growth through strategic acquisitions;

WHEREAS, the Company wishes to emphasize profitability through focused management of the Company and its new acquisitions;

WHEREAS, the Executive is currently employed by the Company as its Chief Executive Officer; and

WHEREAS, the Company wishes to assure itself of the continued services of the Executive for the period provided in this Agreement and the Executive is willing to serve in the employ of the Company for such period upon the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties, intending to be legally bound, hereby agree as follows:

1.   EMPLOYMENT. The Company hereby agrees to employ the Executive upon the terms and conditions herein contained, and the Executive hereby agrees to accept such employment for the term described below. The Executive agrees to serve as the Company's President and Chief Executive Officer during the term of this Agreement. In such capacity, the Executive shall have the authorities, functions, powers, duties and responsibilities that are customarily associated with such positions and as the Board of Directors may reasonably assign to him from time to time consistent with such positions. The Company shall use its best efforts to cause the Executive to be a member of the Company's Board of Directors throughout the term of this Agreement and shall include him in the management slate for election as director.

Throughout the term of this Agreement, the Executive shall devote his best efforts and substantially all of his business time and services to the business and affairs of the

Company provided; however, that nothing herein shall preclude Executive from (i) serving or continuing to serve as an officer or on the board of directors of entities that do not compete with the Company or (ii) serving or continuing to serve on the boards or advisory committees of charitable or other similar organizations.

2.   TERM OF AGREEMENT. The initial three (3) year term of employment under this Agreement shall commence as of June 15, 2004 (the "Effective Date"). After the expiration of such initial three year employment period, the term of the Executive's employment hereunder shall automatically be extended without further action by the parties for successive one (1) year renewal terms, provided that if either party gives the other party at least ninety (90) days advance written notice of his or its intention to not renew this Agreement for an additional term, the Agreement shall terminate upon the expiration of the current term.

Notwithstanding the foregoing, the Company shall be entitled to terminate this Agreement immediately, subject to a continuing obligation to make any payments required under Section 5 below, if the Executive (i) becomes disabled as described in Section 5(b), (ii) is terminated for Cause, as defined in Section 5(c), or (iii) voluntarily terminates his employment before the current term of this Agreement expires, as described in Section 5(d).

3. EXECUTIVE COMPENSATION.

(a)   Annual Base Salary. The Executive shall receive an annual base salary during the first year of this Agreement at a rate of One Hundred Fifty Thousand Dollars ($150,000), payable in installments consistent with the Company's normal payroll schedule. The Board or its Compensation Committee shall review this base salary at annual intervals, and may adjust the Executive's annual base salary from time to time as the Board or its Compensation Committee deems to be appropriate, provided, however, that the salary for the second and each succeeding year shall not be less than 105% of the salary for the prior year.

(b)   Incentive Bonus - Acquisitions. The Executive shall also be entitled to receive an incentive bonus from the Company for each Acquisition (as defined below) closed during the term of this Employment Agreement. For each such acquisition, the Executive shall be issued additional shares of the Company's common stock having an aggregate market value on the date of such closing equal to two (2%) of the Acquisition Price of such acquisition. For purposes of this Agreement, "Acquisition" shall mean an acquisition (whether such acquisition occurs by way of stock purchase or exchange, asset purchase, merger, consolidation or similar transaction) by the Company or any of its subsidiaries of the business or a line of business of a person that is not affiliated with the Company. For purposes of this Agreement, "Acquisition Price" shall mean the total consideration paid by the Company for any Acquisition, whether in cash or shares of the stock of the Company. "Acquisition Price" shall also include the present value of payments made for non-competition agreements associated with an Acquisition.

2

(c)   Incentive Bonus – Profit. The Executive shall also be entitled to receive an incentive bonus from the Company based on the Company's profitability. At the end of each fiscal year, commencing with 2004, the Executive will earn a percentage of the net income under GAAP to be paid the month following the filing of the 10K report. For the year 2004, the percentage bonus will be 10% of the net income. Each year subsequent to 2004, the board will establish the percentage shortly after the business plan for the year is presented and accepted. For 2005 and 2006, the percentages shall not be less than 4% and 2% respectively.

(d)   Stock Options. Executive shall receive a stock option grant of 3,500,000 shares of Company common stock (the "Option Shares"). The Option Shares will vest over a five (5) year period from the Effective Date; provided that Executive is employed as of any vesting date and if Executive is terminated for cause, all unvested stock will be forfeited and cancelled; and provided further that Executive shall be fully vested in any, then unvested Option Shares (A) in the event of the termination of Executive's employment by the Company other than for Cause (as defined below), (B) upon the consummation of a Change in Control, or (C) upon the death or disability of the Executive. This stock option grant shall be under the Company 2002 Incentive Stock Option Plan and the parties shall enter into a separate stock option agreement reflecting the terms of this stock option grant. The stock option grant shall provide that (i) any vested options, may be exercised at any time within 7 years after the date of vesting, except that any options that vest because of an event described in (A), (B) or (C) may be exercised only during the seven (7) year period beginning on occurrence of the vesting event and (ii) such options shall be entitled to full ratchet anti-dilution protection with respect to forty (40%) percent of the vested options. The stock option grant shall further provide that, if at any time when there is not an effective Registration Statement on Form S-8 covering the option shares, the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of 1933 of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), the Company provide the Executive with written notice of such determination and, if the Executive so desires, the Company will cause the registration under the Securities Act of such number of option shares as the Executive shall designate. The Company shall use its best efforts to register, and maintain the effectiveness of the registration, for resale all of the Option Shares granted to Executive pursuant to a Form S-8 (or any successor form) registration statement under the Securities Act.

Additionally, any stock options granted Executive prior to this employment agreement that are vested or being vested as of the date of this agreement may be exercised at any time within 7 years after the date executive's termination for any reason. The stock option grants shall further provide that, if at any time when there is not an effective Registration Statement on Form S-8 covering the option shares, the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of 1933 of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), the Company provide the Executive with written notice of such determination and, if the Executive so desires, the Company will cause the registration under the Securities Act of such number of option shares as the Executive shall designate. The Company shall use its best efforts to register, and maintain the effectiveness of the registration, for resale all of the Option Shares granted to Executive pursuant to a Form S-8 (or any successor form) registration statement under the Securities Act.

4. **ADDITIONAL COMPENSATION AND BENEFITS.** The Executive shall receive the following additional compensation and welfare and fringe benefits:

(a) **Participation in Benefit Plans.** The Executive shall be eligible to participate in the employee benefit plans and programs maintained by the Company from time to time for its executives, or for its employees generally, including without limitation any life, medical, dental, accidental and disability insurance and profit sharing, pension, retirement, savings, stock option, incentive stock and deferred compensation plans, in accordance with the terms and conditions as in effect from time to time.

(b) **Vacation.** The Executive shall be entitled to no less than four weeks of vacation (or such greater vacation benefits as may be provided in the future by the Board or Compensation Committee) during each year during the term of this Agreement and any extensions thereof, prorated for partial years.

(c) **Business Expenses.** The Company shall reimburse the Executive for all reasonable expenses he incurs in promoting the Company's business, including expenses for travel, entertainment of business associates, service and usage charges for business use of cellular phones and similar items, upon presentation by the Executive from time to time of an itemized account of such expenditures.

In addition to the benefits provided pursuant to the preceding paragraphs of this Agreement, the Executive shall be eligible to participate in such other executive compensation and retirement plans of the Company as are applicable generally to other officers, and in such welfare benefit plans, programs, practices and policies of the Company as are generally applicable to other key employees.

5. PAYMENTS UPON TERMINATION

(a) **Involuntary Termination.** If the Company terminates the Executive's employment during the term of this Agreement, the Executive shall be entitled to receive his base salary accrued through the date of termination. The Executive shall also receive any nonforfeitable benefits already earned and payable to him under the terms of any deferred compensation, incentive or other benefit plan maintained by the Company, payable in accordance with the terms of the applicable plan.

If the termination is not for death, disability as described in paragraph (b), for Cause as described in paragraph (c) or a voluntary termination by the Executive as described in paragraph (d), the Company shall also be obligated to make a series of monthly payments to the Executive for each month during the remaining term of this Agreement, but not less than twelve (12) months. Each monthly payment shall be equal to one-twelfth (1/12th) of twice the Executive's annual base salary, as in effect on the date of termination. In addition, the vesting of any restricted stock, stock options or other awards granted to the Executive under the terms of the Company's stock plan or any written agreement with the Executive shall become immediately vested in full and, in the case of stock options, exercisable in full. Executive shall also be permitted to continue to participate at the Company's expense in all benefit and insurance plans, coverage and programs in which he was participating in for a period of one (1) year. Executive shall not be required to mitigate the amount of any payment or benefit contemplated by this paragraph.

(b)   Disability. The Company shall be entitled to terminate this Agreement, if the Board determines that the Executive has been unable to attend to his duties for at least ninety (90) days because of a medically diagnosable physical or mental condition, and has received a written opinion from a physician acceptable to the Board that such condition prevents the Executive from resuming full performance of his duties and is likely to continue for an indefinite period. Upon such termination, the Company shall pay to Executive a monthly disability benefit equal to one-twelfth (1/12th) of his current annual base salary at the time he became permanently disabled. Payment of such disability benefit shall commence on the last day of the month following the date of the termination by reason of permanent disability and cease with (i) the month in which the Executive returns to active employment, either with the Company or otherwise, or the latest of (ii) the end of the initial term of this Agreement, or the current renewal term, as the case may be, or (iii) the twenty fourth month after the date of the termination. Any amounts payable under this Section 5(b) shall be reduced by any amounts paid to the Executive under any long-term disability plan or other disability program or insurance policies maintained or provided by the Company.

(c)   Termination for Cause. If the Executive's employment is terminated by the Company for Cause, the amount the Executive shall be entitled to receive from the Company shall be limited to his base salary accrued through the date of termination, and any nonforfeitable benefits already earned and payable to the Executive under the terms of deferred compensation or incentive plans maintained by the Company.

For purposes of this Agreement, the term "Cause" shall be limited to (i) any action by the Executive involving willful disloyalty to the Company, such as embezzlement, fraud, misappropriation of corporate assets or a breach of the covenants set forth in Sections 10 and 11 below; or (ii) the Executive being convicted of a felony; or (iii) the Executive being convicted of any lesser crime or offense committed in connection with the performance of his duties hereunder or involving fraud, dishonesty or moral turpitude; or (iv) the intentional gross misconduct or willful gross neglect of the Executive in carrying out his duties hereunder resulting in material economic harm to the Company (other than resulting from the Executive's incapacity due to physical or mental disability) if Executive acted without a good faith belief that the act or omission was in the best interest of the Company. Notwithstanding the foregoing, no termination pursuant to subsection (iv) shall be treated as termination for cause unless the Board has provided executive with at least thirty (30) days prior written notice specifying in reasonable detail the alleged breach and giving the Executive a minimum of one hundred twenty (120) days or such longer period as is reasonably necessary to correct such alleged breach.

(d)   Voluntary Termination by the Executive.   If the Executive resigns or otherwise voluntarily terminates his employment before the end of the current term of this Agreement, the amount the Executive shall be entitled to receive from the Company shall be limited to his base salary accrued through the date of termination, and any nonforfeitable benefits already earned and payable to the Executive under the terms of any deferred compensation or incentive plans of the Company.

For purposes of this paragraph, a resignation by the Executive shall not be deemed to be voluntary, but shall be deemed Involuntary Termination, if the Executive resigns during the period of three months after the date he is (i) assigned to a position other than President and Chief Executive Officer of the Company (other than for Cause, or by reason of permanent disability), (ii) assigned duties materially inconsistent with such position, (iii) transferred to a geographic location of employment more than 20 miles from the current location of employment, (iv) directed to report to anyone other than the Company's Board of Directors.

6.   EFFECT OF NON RENEWAL OF AGREEMENT

If ninety days prior to the end of the initial term or renewal term of this Employment Agreement, the Executive has not received a renewal offer consistent with the terms of this Agreement, it shall be considered a non-renewal of the Executive Employment Agreement

In the event of a non-renewal of Executive Employment Agreement, the Executive will:

(a)   Vest 50% of the unvested portion of the stock option granted under section 3(d) and shall have a seven (7) year period to exercise the newly vested options

(b)   Vest 50% of the unvested portion of any stock options granted Executive prior to this employment agreement and shall have a seven (7) year period to exercise the newly vested options

(c)   Have a modified term of the Covenant Not To Compete to be equal to the number of months of severance pay granted, but not to be reduced to less than twelve (12) months

(d)   Be entitled to receive his base salary accrued through the end of term. The Executive shall also receive any nonforfeitable benefits already earned and payable to him under the terms of any deferred compensation, incentive or other benefit plan maintained by the Company, payable in accordance with the terms of the applicable plan. The Company shall also be obligated to make a series of monthly payments to the

Executive for a minimum of twelve (12) months. Each monthly payment shall be equal to one-twelfth (1/12th) of the Executive's annual base salary, as in effect at the end of the term.

       7.   EFFECT OF CHANGE IN CORPORATE CONTROL

      (a)   In the event of a Change in Corporate Control, the vesting of any restricted stock, stock options or other awards granted to the Executive under the terms of the Company's stock plans or any written agreement with Executive shall become immediately vested in full and, in the case of stock options, exercisable in full.

      In addition, if, at any time during the period of twelve (12) consecutive months following or six (6) months prior to the occurrence of a Change in Corporate Control, the Executive is involuntarily terminated (other than for Cause) by the Company, the Executive shall be entitled to receive as severance pay from the Company in a lump sum payment within 30 days the amount equal to the sum of (i) 200% of the Executive's annual base salary in effect at the time of the Change in Corporate Control plus (ii) 200% of the annual bonus paid to the Executive with respect to the last fiscal year of the Company ending prior to the Change in Corporate Control.

      (b)   For purposes of this Agreement, a "Change in Corporate Control" shall include any of the following events:

      (1)   The acquisition in one or more transactions of more than fifty percent (50%) of the Company's outstanding Common Stock by any corporation, or other person or group (within the meaning of Section 14(d)(3) of the Securities Exchange Act of 1934, as amended);

      (2)   Any merger or consolidation of the Company into or with another corporation in which the Company is not the surviving entity, or any transfer or sale of substantially all of the assets of the Company or any merger or consolidation of the Company into or with another corporation in which the Company is the surviving entity and, in connection with such merger or consolidation, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for other stock or securities of any other person, or cash, or any other property.

      In the event that any payment or benefits received or to be received by Executive pursuant to this Agreement ("Benefits") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), or any comparable successor provisions, and (ii) but for this subsection, would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the "Excise Tax"), then benefits to which Executive will be entitled pursuant to this Section 7 (the "Benefits") shall be either: (i) provided to Executive in full, or (ii) provided to Executive as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this subsection shall be made in writing in good faith by an accountant selected by the mutual agreement of Executive and the Company (the "Accountant"). The Company shall bear all costs the Accountant may reasonably incur in connection with any calculations contemplated by this subsection.

8.   DEATH.   If the Executive dies during the term of this Agreement, the Company shall pay to the Executive's estate a lump sum payment equal to the sum of the Executive's base salary accrued through the date of death plus the total unpaid amount of any bonuses earned with respect to the fiscal year of the Company most recently ended. In addition, the death benefits payable by reason of the Executive's death under any retirement, deferred compensation or other employee benefit plan maintained by the Company shall be paid to the beneficiary designated by the Executive in accordance with the terms of the applicable plan or plans.

9.   WITHHOLDING.   The Company shall, to the extent permitted by law, have the right to withhold and deduct from any payment hereunder any federal, state or local taxes of any kind required by law to be withheld with respect to any such payment.

10.   PROTECTION OF CONFIDENTIAL INFORMATION.   The Executive agrees that he will keep all confidential and proprietary information of the Company or relating to its business (including, but not limited to, information regarding the Company's customers, pricing policies, methods of operation, proprietary computer programs and trade secrets) confidential, and that he will not (except with the Company's prior written consent), while in the employ of the Company or thereafter, disclose any such confidential information to any person, firm, corporation, association or other entity, other than in furtherance of his duties hereunder, and then only to those with a "need to know." The Executive shall not make use of any such confidential information for his own purposes or for the benefit of any person, firm, corporation, association or other entity (except the Company) under any circumstances during or after the term of his employment. The foregoing shall not apply to any information which is already in the public domain, or is generally disclosed by the Company or is otherwise in the public domain at the time of disclosure.

The Executive recognizes that because his work for the Company will bring him into contact with confidential and proprietary information of the Company, the restrictions of this Section 10 are required for the reasonable protection of the Company and its investments and for the Company's reliance on and confidence in the Executive.

11.   COVENANT NOT TO COMPETE.   The Executive hereby agrees that he will not, either during the term of the Employment Agreement or during the period of two (2) year from the time this Employment Agreement is terminated or expires for any reason, (i) engage in any business activities on behalf of any enterprise which competes

with the Company in the business of providing or managing radiation therapy services in any state which the Company then operates in, (ii) solicit the Company's employees or customers or (iii) hire any of the Company's employees. The Executive will be deemed to be engaged in such business activities if he participates in such a business enterprise as an employee, officer, director, consultant, agent, partner, proprietor, or other participant; provided that the ownership of no more than 2 percent of the stock of a publicly traded corporation shall not be deemed to be engaging in business activities.

12.   INJUNCTIVE RELIEF. The Executive acknowledges and agrees that it would be difficult to fully compensate the Company for damages resulting from the breach or threatened breach of the covenants set forth in Sections 10 and 11 of this Agreement and accordingly agrees that the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of California having subject matter jurisdiction. This provision with respect to injunctive relief shall not, however, diminish the Company's right to claim and recover damages.

It is expressly understood and agreed that although the parties consider the restrictions contained in this Agreement to be reasonable, if a court determines that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction on the activities of the Executive, no such provision of this Agreement shall be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such extent as such court may judicially determine or indicate to be reasonable.

The Executive acknowledges and confirms that (a) the restrictive covenants contained in Sections 10 and 11 hereof are reasonably necessary to protect the legitimate business interests of the Company, and (b) the restrictions contained in Sections 10 and 11 hereof (including without limitation the length of the term of the provisions of Sections 10 and 11 hereof) are not overbroad, overlong, or unfair and are not the result of overreaching, duress or coercion of any kind. The Executive further acknowledges and confirms that his full, uninhabited and faithful observance of each of the covenants contained in Sections 10 and 11 hereof will not cause him any undue hardship, financial or otherwise, and that enforcement of each of the covenants contained herein will not impair his ability to obtain employment commensurate with his abilities and on terms fully acceptable to him or otherwise to obtain income required for the comfortable support of him and his family and the satisfaction of the needs of his creditors. The Executive acknowledges and confirms that his special knowledge of the business of the Company is such as would cause the Company serious injury or loss if he were to use such ability and knowledge to the benefit of a competitor or were to compete with the Company in violation of the terms of Sections 10 and 11 hereof. The Executive further acknowledges that the restrictions contained in Sections 10 and 11 hereof are intended to be, and shall be, for the benefit of and shall be enforceable by, the Company's successors and assigns.

If the Executive shall be in violation of any provision of Sections 10 and 11, then each time limitation set forth in the applicable section shall be extended for a period of time equal to the period of time during which such violation or violations occur. If the Company seeks injunctive relief from such violation in any court, then the covenants set forth in Sections 10 and 11 shall be extended for a period of time equal to the pendency of such proceeding including all appeals by the Executive.

Sections 10, 11 and 12 of this Agreement shall survive the termination or expiration of this Agreement.

13.   SEPARABILITY. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

14.   ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of the Executive and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by the Executive. The Company may assign this Agreement to any of its subsidiaries or affiliates.

15.   ENTIRE AGREEMENT. This Agreement represents the entire agreement of the parties and shall supersede any prior agreements and any other previous contracts, arrangements or understandings between the Company and the Executive related to employment. The Agreement may be amended at any time by mutual written agreement of the parties hereto.

16.   GOVERNING LAW. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the State of California, other than the conflict of laws provisions of such laws.

17.   HEADINGS. The headings contained in this Agreement are included for convenience only and no such heading shall in any way alter the meaning of any provision.

18.   WAIVER. The failure of either party to insist upon strict adherence to any obligation of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

19.   COUNTERPARTS.   This Agreement may be executed in two (2) counterparts, each of which shall be considered an original.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed, and the Executive has hereunto set his hand, as of the day and year first above written.

VILLAGEEDOCS   EXECUTIVE:

By: /s/ J. Thomas Zender   /s/ K. Mason Conner
Name: John Thomas Zender
Title: Board of Directors, Chair

H JAY HILL
EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement"), dated as of June 10, 2004, by and between VILLAGEEDOCS, a California corporation, ("Company"), and H JAY HILL ("Executive").

WHEREAS, the Company is engaged in the business of developing and marketing internet-enabled fax services to organizations throughout the United States and internationally and, through its wholly-owned subsidiary, provides various programming, processing and printing services to governmental entities, including installing software, hardware, printing and mailing of property tax forms;

WHEREAS, the Company wishes to emphasize growth through strategic acquisitions;

WHEREAS, the Executive is currently employed by the Company as its Executive Vice President, Corporate Development; and

WHEREAS, the Company wishes to assure itself of the continued services of the Executive for the period provided in this Agreement and the Executive is willing to serve in the employ of the Company for such period upon the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties, intending to be legally bound, hereby agree as follows:

1.   EMPLOYMENT. The Company hereby agrees to employ the Executive upon the terms and conditions herein contained, and the Executive hereby agrees to accept such employment for the term described below. The Executive agrees to serve as the Executive Vice President, Corporate Development during the term of this Agreement. In such capacity, the Executive shall have the authorities, functions, powers, duties and responsibilities that are customarily associated with such positions and as the Chief Executive Officer may reasonably assign to him from time to time consistent with such positions. The Company shall use its best efforts to cause the Executive to be a member of the Company's Board of Directors throughout the term of this Agreement and shall include him in the management slate for election as director.

Throughout the term of this Agreement, the Executive shall devote his best efforts and substantially all of his business time and services to the business and affairs of the Company provided; however, that nothing herein shall preclude Executive from (i) serving or continuing to serve as an officer or on the board of directors of entities that do not compete with the Company or (ii) serving or continuing to serve on the boards or advisory committees of charitable or other similar organizations.

2.   TERM OF AGREEMENT. The initial three (3) year term of employment under this Agreement shall commence as of June 16, 2004 (the "Effective Date"). After the expiration of such initial three year employment period, the term of the Executive's employment hereunder shall automatically be extended without further action by the parties for successive one (1) year renewal terms, provided that if either party gives the other party at least ninety (90) days advance written notice of his or its intention to not renew this Agreement for an additional term, the Agreement shall terminate upon the expiration of the current term.

Notwithstanding the foregoing, the Company shall be entitled to terminate this Agreement immediately, subject to a continuing obligation to make any payments required under Section 5 below, if the Executive (i) becomes disabled as described in Section 5(b), (ii) is terminated for Cause, as defined in Section 5(c), or (iii) voluntarily terminates his employment before the current term of this Agreement expires, as described in Section 5(d).

3. EXECUTIVE COMPENSATION.

(a)   Annual Base Salary. The Executive shall receive an annual base salary during the first year of this Agreement at a rate of One Hundred Twenty Thousand Dollars ($120,000), payable in installments consistent with the Company's normal payroll schedule. The Chief Executive Officer shall review this base salary at annual intervals, and may adjust the Executive's annual base salary from time to time as the Chief Executive Officer deems to be appropriate, provided, however, that the salary for the second and each succeeding year shall not be less than 105% of the salary for the prior year.

(a)   Incentive Bonus - Acquisitions. The Executive shall also be entitled to receive an incentive bonus from the Company for each Acquisition (as defined below) closed during the term of this Employment Agreement. For each such acquisition, the Executive shall be paid three and one-half percent (3 1/2%), in kind, of the Acquisition Price of such acquisition. For purposes of this Agreement, "Acquisition" shall mean an acquisition (whether such acquisition occurs by way of stock purchase or exchange, asset purchase, merger, consolidation or similar transaction) by the Company or any of its subsidiaries of the business or a line of business of a person that is not affiliated with the Company. For purposes of this Agreement, "Acquisition Price" shall mean the total consideration paid by the Company for any Acquisition, whether in cash or shares of the stock of the Company. "Acquisition Price" shall also include the present value of payments made for non-competition agreements associated with an Acquisition.

(b)   Stock Options. Executive shall receive a stock option grant of 500,000 shares of Company common stock (the "Option Shares"). The Option Shares will vest over a five (5) year period from the Effective Date; provided that Executive is employed as of any vesting date and if Executive is terminated for cause, all unvested stock will be forfeited and cancelled; and provided further that Executive shall be fully vested in any then unvested Option Shares (A) in the event of the termination of Executive's employment by the Company other than for Cause (as defined below), (B) upon the consummation of a Change in Control, or (C) upon the death or disability of the Executive. This stock option grant shall be under the Company 2002 Incentive Stock Option Plan and the parties shall enter into a separate stock option agreement reflecting the terms of this stock option grant. The stock option grant shall provide that (i) any vested options may be exercised at any time within 7 years after the date of vesting, except that any options that vest because of an event described in (A), (B) or (C) may be exercised only during the seven (7) year period beginning on occurrence of the vesting event and (ii) such options shall be entitled to full ratchet anti-dilution protection with respect to forty (40%) percent of the vested options. The stock option grant shall further provide that, if at any time when there is not an effective Registration Statement on Form S-8 covering the option shares, the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of 1933 of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), the Company provide the Executive with written notice of such determination and, if the Executive so desires, the Company will cause the registration under the Securities Act of such number of option shares as the Executive shall designate. The Company shall use its best efforts to register, and maintain the effectiveness of the registration, for resale all of the Option Shares granted to Executive pursuant to a Form S-8 (or any successor form) registration statement under the Securities Act.

Additionally, any stock options granted Executive prior to this employment agreement that are vested or being vested as of the date of this agreement may be exercised at any time within 7 years after the date executive's termination for any reason. The stock option grants shall further provide that, if at any time when there is not an effective Registration Statement on Form S-8 covering the option shares, the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of 1933 of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), the Company provide the Executive with written notice of such determination and, if the Executive so desires, the Company will cause the registration under the Securities Act of such number of option shares as the Executive shall designate. The Company shall use its best efforts to register, and maintain the effectiveness of the registration, for resale all of the Option Shares granted to Executive pursuant to a Form S-8 (or any successor form) registration statement under the Securities Act.

4.   ADDITIONAL COMPENSATION AND BENEFITS. The Executive shall receive the following additional compensation and welfare and fringe benefits:

(a)   Participation in Benefit Plans. The Executive shall be eligible to participate in the employee benefit plans and programs maintained by the Company from time to time for its executives, or for its employees generally, including without limitation any life, medical, dental, accidental and disability insurance and profit sharing, pension, retirement, savings, stock option, incentive stock and deferred compensation plans, in accordance with the terms and conditions as in effect from time to time.

(b) Vacation. The Executive shall be entitled to no less than four weeks of vacation (or such greater vacation benefits as may be provided in the future by the Board or Compensation Committee) during each year during the term of this Agreement and any extensions thereof, prorated for partial years.

(c) Business Expenses. The Company shall reimburse the Executive for all reasonable expenses he incurs in promoting the Company's business, including expenses for travel, entertainment of business associates, service and usage charges for business use of cellular phones and similar items, upon presentation by the Executive from time to time of an itemized account of such expenditures.

In addition to the benefits provided pursuant to the preceding paragraphs of this Agreement, the Executive shall be eligible to participate in such other executive compensation and retirement plans of the Company as are applicable generally to other officers, and in such welfare benefit plans, programs, practices and policies of the Company as are generally applicable to other key employees.

5. PAYMENTS UPON TERMINATION

(a) Involuntary Termination. If the Company terminates the Executive's employment during the term of this Agreement, the Executive shall be entitled to receive his base salary accrued through the date of termination. The Executive shall also receive any nonforfeitable benefits already earned and payable to him under the terms of any deferred compensation, incentive or other benefit plan maintained by the Company, payable in accordance with the terms of the applicable plan.

If the termination is not for death, disability as described in paragraph (b), for Cause as described in paragraph (c) or a voluntary termination by the Executive as described in paragraph (d), the Company shall also be obligated to make a series of monthly payments to the Executive for each month during the remaining term of this Agreement, but not less than twelve (12) months. Each monthly payment shall be equal to one-twelfth (1/12th) of twice the Executive's annual base salary, as in effect on the date of termination. In addition, the vesting of any restricted stock, stock options or other awards granted to the Executive under the terms of the Company's stock plan or any written agreement with the Executive shall become immediately vested in full and, in the case of stock options, exercisable in full. Executive shall also be permitted to continue to participate at the Company's expense in all benefit and insurance plans, coverage and programs in which he was participating in for a period of one (1) year. Executive shall not be required to mitigate the amount of any payment or benefit contemplated by this paragraph.

(b) Disability. The Company shall be entitled to terminate this Agreement, if the Board determines that the Executive has been unable to attend to his duties for at least ninety (90) days because of a medically diagnosable physical or mental condition, and has received a written opinion from a physician acceptable to the Board that such condition prevents the Executive from resuming full performance of his duties and is likely to continue for an indefinite period. Upon such termination, the Company shall pay to Executive a monthly disability benefit equal to one-twelfth (1/12th) of his current annual base salary at the time he became permanently disabled. Payment of such disability benefit shall commence on the last day of the month following the date of the termination by reason of permanent disability and cease with (i) the month in which the Executive returns to active employment, either with the Company or otherwise, or the latest of (ii) the end of the initial term of this Agreement, or the current renewal term, as the case may be, or (iii) the twenty fourth month after the date of the termination. Any amounts payable under this Section 5(b) shall be reduced by any amounts paid to the Executive under any long-term disability plan or other disability program or insurance policies maintained or provided by the Company.

(c) Termination for Cause. If the Executive's employment is terminated by the Company for Cause, the amount the Executive shall be entitled to receive from the Company shall be limited to his base salary accrued through the date of termination, and any nonforfeitable benefits already earned and payable to the Executive under the terms of deferred compensation or incentive plans maintained by the Company.

For purposes of this Agreement, the term "Cause" shall be limited to (i) any action by the Executive involving willful disloyalty to the Company, such as embezzlement, fraud, misappropriation of corporate assets or a breach of the covenants set forth in Sections 9 and 10 below; or (ii) the Executive being convicted of a felony; or (iii) the Executive being convicted of any lesser crime or offense committed in connection with the performance of his duties hereunder or involving fraud, dishonesty or moral turpitude; or (iv) the intentional gross misconduct or willful gross neglect of the Executive in carrying out his duties hereunder resulting in material economic harm to the Company (other than resulting from the Executive's incapacity due to physical or mental disability) if Executive acted without a good faith belief that the act or omission was in the best interest of the Company. Notwithstanding the foregoing, no termination pursuant to subsection (iv) shall be treated as termination for cause unless the Board has provided executive with at least thirty (30) days prior written notice specifying in reasonable detail the alleged breach and giving the Executive a minimum of one hundred twenty (120) days or such longer period as is reasonably necessary to correct such alleged breach.

(d) Voluntary Termination by the Executive. If the Executive resigns or otherwise voluntarily terminates his employment before the end of the current term of this Agreement, the amount the Executive shall be entitled to receive from the Company shall be limited to his base salary accrued through the date of termination, and any nonforfeitable benefits already earned and payable to the Executive under the terms of any deferred compensation or incentive plans of the Company.

For purposes of this paragraph, a resignation by the Executive shall not be deemed to be voluntary, but shall be deemed termination without cause, if the Executive resigns during the period of three months after the date he is (i) assigned to a position other than Executive Vice President of the Company (other than for Cause, or by reason of permanent disability), (ii) assigned duties materially inconsistent with such position, (iii) transferred to a geographic location of employment more than 20 miles from the current location of employment, (iv) directed to report to anyone other than the Company's Chief Executive Officer.

6.   EFFECT OF NON RENEWAL OF AGREEMENT

If ninety days prior to the end of the initial term or renewal term of this Employment Agreement, the Executive has not received a renewal offer consistent with the terms of this Agreement, it shall be considered a non-renewal of the Executive Employment Agreement

In the event of a non-renewal of Executive Employment Agreement, the Executive will:

(a)   Vest 50% of the unvested portion of the stock option granted under section 3(d) and shall have a seven (7) year period to exercise the newly vested options

(b)   Vest 50% of the unvested portion of any stock options granted Executive prior to this employment agreement and shall have a seven (7) year period to exercise the newly vested options

(c)   Have a modified term of the Covenant Not To Compete to be equal to the number of months of severance pay granted, but not to be reduced to less than twelve (12) months

(d)   Be entitled to receive his base salary accrued through the end of term. The Executive shall also receive any nonforfeitable benefits already earned and payable to him under the terms of any deferred compensation, incentive or other benefit plan maintained by the Company, payable in accordance with the terms of the applicable plan. The Company shall also be obligated to make a series of monthly payments to the Executive for a minimum of twelve (12) months. Each monthly payment shall be equal to one-twelfth (1/12th) of the Executive's annual base salary, as in effect at the end of the term.

7.   EFFECT OF CHANGE IN CORPORATE CONTROL

(a)   In the event of a Change in Corporate Control, the vesting of any restricted stock, stock options or other awards granted to the Executive under the terms of the Company's stock plans or any written agreement with Executive shall become immediately vested in full and, in the case of stock options, exercisable in full.

In addition, if, at any time during the period of twelve (12) consecutive months following or six (6) months prior to the occurrence of a Change in Corporate Control, the Executive is involuntarily terminated (other than for Cause) by the Company, the Executive shall be entitled to receive as severance pay from the Company in a lump sum payment within 30 days the amount equal to the sum of (i) 200% of the Executive's annual base salary in effect at the time of the Change in Corporate Control plus (ii) 200% of the annual bonus paid to the Executive with respect to the last fiscal year of the Company ending prior to the Change in Corporate Control.

(b)   For purposes of this Agreement, a "Change in Corporate Control" shall include any of the following events:

(1)   The acquisition in one or more transactions of more than fifty percent (50%) of the Company's outstanding Common Stock by any corporation, or other person or group (within the meaning of Section 14(d)(3) of the Securities Exchange Act of 1934, as amended);

(2)   Any merger or consolidation of the Company into or with another corporation in which the Company is not the surviving entity, or any transfer or sale of substantially all of the assets of the Company or any merger or consolidation of the Company into or with another corporation in which the Company is the surviving entity and, in connection with such merger or consolidation, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for other stock or securities of any other person, or cash, or any other property.

In the event that any payment or benefits received or to be received by Executive pursuant to this Agreement ("Benefits") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), or any comparable successor provisions, and (ii) but for this subsection, would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the "Excise Tax"), then benefits to which Executive will be entitled pursuant to this Section 7 (the "Benefits") shall be either: (i) provided to Executive in full, or (ii) provided to Executive as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this subsection shall be made in writing in good faith by an accountant selected by the mutual agreement of Executive and the Company (the "Accountant"). The Company shall bear all costs the Accountant may reasonably incur in connection with any calculations contemplated by this subsection.

8.   DEATH. If the Executive dies during the term of this Agreement, the Company shall pay to the Executive's estate a lump sum payment equal to the sum of the Executive's base salary accrued through the date of death plus the total unpaid amount of any bonuses earned with respect to the fiscal year of the Company most recently ended. In addition, the death benefits payable by reason of the Executive's death under any retirement, deferred compensation or other employee benefit plan maintained by the

Company shall be paid to the beneficiary designated by the Executive in accordance with the terms of the applicable plan or plans.

9.   WITHHOLDING. The Company shall, to the extent permitted by law, have the right to withhold and deduct from any payment hereunder any federal, state or local taxes of any kind required by law to be withheld with respect to any such payment.

10.   PROTECTION OF CONFIDENTIAL INFORMATION. The Executive agrees that he will keep all confidential and proprietary information of the Company or relating to its business (including, but not limited to, information regarding the Company's customers, pricing policies, methods of operation, proprietary computer programs and trade secrets) confidential, and that he will not (except with the Company's prior written consent), while in the employ of the Company or thereafter, disclose any such confidential information to any person, firm, corporation, association or other entity, other than in furtherance of his duties hereunder, and then only to those with a "need to know." The Executive shall not make use of any such confidential information for his own purposes or for the benefit of any person, firm, corporation, association or other entity (except the Company) under any circumstances during or after the term of his employment. The foregoing shall not apply to any information which is already in the public domain, or is generally disclosed by the Company or is otherwise in the public domain at the time of disclosure.

The Executive recognizes that because his work for the Company will bring him into contact with confidential and proprietary information of the Company, the restrictions of this Section 10 are required for the reasonable protection of the Company and its investments and for the Company's reliance on and confidence in the Executive.

11.   COVENANT NOT TO COMPETE. The Executive hereby agrees that he will not, either during the term of the Employment Agreement or during the period of two (2) year from the time this Employment Agreement is terminated or expires for any reason, (i) engage in any business activities on behalf of any enterprise which competes with the Company in the business of providing or managing radiation therapy services in any state which the Company then operates in, (ii) solicit the Company's employees or customers or (iii) hire any of the Company's employees. The Executive will be deemed to be engaged in such business activities if he participates in such a business enterprise as an employee, officer, director, consultant, agent, partner, proprietor, or other participant; provided that the ownership of no more than 2 percent of the stock of a publicly traded corporation shall not be deemed to be engaging in business activities.

12.   INJUNCTIVE RELIEF. The Executive acknowledges and agrees that it would be difficult to fully compensate the Company for damages resulting from the breach or threatened breach of the covenants set forth in Sections 10 and 11 of this Agreement and accordingly agrees that the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of California having subject matter jurisdiction. This provision

with respect to injunctive relief shall not, however, diminish the Company's right to claim and recover damages.

It is expressly understood and agreed that although the parties consider the restrictions contained in this Agreement to be reasonable, if a court determines that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction on the activities of the Executive, no such provision of this Agreement shall be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such extent as such court may judicially determine or indicate to be reasonable.

The Executive acknowledges and confirms that (a) the restrictive covenants contained in Sections 10 and 11 hereof are reasonably necessary to protect the legitimate business interests of the Company, and (b) the restrictions contained in Sections 10 and 11 hereof (including without limitation the length of the term of the provisions of Sections 10 and 11 hereof) are not overbroad, overlong, or unfair and are not the result of overreaching, duress or coercion of any kind. The Executive further acknowledges and confirms that his full, uninhabited and faithful observance of each of the covenants contained in Sections 10 and 11 hereof will not cause him any undue hardship, financial or otherwise, and that enforcement of each of the covenants contained herein will not impair his ability to obtain employment commensurate with his abilities and on terms fully acceptable to him or otherwise to obtain income required for the comfortable support of him and his family and the satisfaction of the needs of his creditors. The Executive acknowledges and confirms that his special knowledge of the business of the Company is such as would cause the Company serious injury or loss if he were to use such ability and knowledge to the benefit of a competitor or were to compete with the Company in violation of the terms of Sections 10 and 11 hereof. The Executive further acknowledges that the restrictions contained in Sections 10 and 11 hereof are intended to be, and shall be, for the benefit of and shall be enforceable by, the Company's successors and assigns.

If the Executive shall be in violation of any provision of Sections 10 and 11, then each time limitation set forth in the applicable section shall be extended for a period of time equal to the period of time during which such violation or violations occur. If the Company seeks injunctive relief from such violation in any court, then the covenants set forth in Sections 10 and 11 shall be extended for a period of time equal to the pendency of such proceeding including all appeals by the Executive.

Sections 10, 11 and 12 of this Agreement shall survive the termination or expiration of this Agreement.

13.   SEPARABILITY. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

14.   ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of the Executive and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by the Executive. The Company may assign this Agreement to any of its subsidiaries or affiliates.

15.   ENTIRE AGREEMENT. This Agreement represents the entire agreement of the parties and shall supersede any prior agreements and any other previous contracts, arrangements or understandings between the Company and the Executive related to employment. The Agreement may be amended at any time by mutual written agreement of the parties hereto.

16.   GOVERNING LAW. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the State of California, other than the conflict of laws provisions of such laws.

17.   HEADINGS. The headings contained in this Agreement are included for convenience only and no such heading shall in any way alter the meaning of any provision.

18.   WAIVER. The failure of either party to insist upon strict adherence to any obligation of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

19.   COUNTERPARTS. This Agreement may be executed in two (2) counterparts, each of which shall be considered an original.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed, and the Executive has hereunto set his hand, as of the day and year first above written.

VILLAGEEDOCS   EXECUTIVE:

By: /s/ J. Thomas Zender   /s/ H. Jay Hill
Name: John Thomas Zender   H. Jay Hill
Title: Board of Directors, Chair

MICHAEL RICHARD
EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT ("Agreement"), dated as of June 10, 2004, by and between VILLAGEEDOCS, a California corporation, ("Company"), and MICHAEL RICHARD ("Executive").

WHEREAS, the Company is engaged in the business of developing and marketing internet-enabled fax services to organizations throughout the United States and internationally and, through its wholly-owned subsidiary, provides various programming, processing and printing services to governmental entities, including installing software, hardware, printing and mailing of property tax forms;

WHEREAS, the Company wishes to emphasize growth through strategic acquisitions;

WHEREAS, the Company wishes to emphasize profitability through focused management of the Company and its new acquisitions;

WHEREAS, the Executive is currently employed by the Company as its Chief Financial Officer; and

WHEREAS, the Company wishes to assure itself of the continued services of the Executive for the period provided in this Agreement and the Executive is willing to serve in the employ of the Company for such period upon the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties, intending to be legally bound, hereby agree as follows:

1.   EMPLOYMENT. The Company hereby agrees to employ the Executive upon the terms and conditions herein contained, and the Executive hereby agrees to accept such employment for the term described below. The Executive agrees to serve as the Company's Chief Executive Financial Officer during the term of this Agreement. In such capacity, the Executive shall have the authorities, functions, powers, duties and responsibilities that are customarily associated with such positions and as the Chief Executive Officer may reasonably assign to him from time to time consistent with such positions.

Throughout the term of this Agreement, the Executive shall devote his best efforts and substantially all of his business time and services to the business and affairs of the Company.

2. TERM OF AGREEMENT. The initial two (2) year term of employment under this Agreement shall commence as of June 15, 2004 (the "Effective Date"). After the expiration of such initial two year employment period, the term of the Executive's employment hereunder shall automatically be extended without further action by the parties for successive one (1) year renewal terms, provided that if either party gives the other party at least ninety (90) days advance written notice of his or its intention to not renew this Agreement for an additional term, the Agreement shall terminate upon the expiration of the current term.

Notwithstanding the foregoing, the Company shall be entitled to terminate this Agreement immediately, subject to a continuing obligation to make any payments required under Section 5 below, if the Executive (i) becomes disabled as described in Section 5(b), (ii) is terminated for Cause, as defined in Section 5(c), or (iii) voluntarily terminates his employment before the current term of this Agreement expires, as described in Section 5(d).

3. EXECUTIVE COMPENSATION.

(a) Annual Base Salary. The Executive shall receive an annual base salary during the first year of this Agreement at a rate of Ninety-Five Thousand Dollars ($95,000), payable in installments consistent with the Company's normal payroll schedule. The Chief Executive Officer shall review this base salary at annual intervals, and may adjust the Executive's annual base salary from time to, provided, however, that the salary for the second and each succeeding year shall not be less than 105% of the salary for the prior year.

(b) Stock Options. Executive shall receive a stock option grant of 650,000 shares of Company common stock (the "Option Shares"). The Option Shares will vest over a five (5) year period from the Effective Date; provided that Executive is employed as of any vesting date and if Executive is terminated for cause, all unvested stock will be forfeited and cancelled; and provided further that Executive shall be fully vested in any, , then unvested Option Shares (A) in the event of the termination of Executive's employment by the Company other than for Cause (as defined below), (B) upon the consummation of a Change in Control, or (C) upon the death or disability of the Executive. This stock option grant shall be under the Company 2002 Incentive Stock Option Plan and the parties shall enter into a separate stock option agreement reflecting the terms of this stock option grant. The stock option grant shall provide that (i) any vested options, options, may be exercised at any time within 7 years after the date of vesting, except that any options that vest because of an event described in (A), (B) or (C) may be exercised only during the seven (7) year period beginning on occurrence of the vesting event and (ii) such options shall be entitled to full ratchet anti-dilution protection with respect to forty (40%) percent of the vested options. The stock option grant shall further provide that, if at any time when there is not an effective Registration Statement on Form S-8 covering the option shares, the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an

2

offering for its own account or the account of others under the Securities Act of 1933 of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), the Company provide the Executive with written notice of such determination and, if the Executive so desires, the Company will cause the registration under the Securities Act of such number of option shares as the Executive shall designate. The Company shall use its best efforts to register, and maintain the effectiveness of the registration, for resale all of the Option Shares granted to Executive pursuant to a Form S-8 (or any successor form) registration statement under the Securities Act.

Additionally, any stock options granted Executive prior to this employment agreement that are vested or being vested as of the date of this agreement may be exercised at any time within 7 years after the date executive's termination for any reason. The stock option grants shall further provide that, if at any time when there is not an effective Registration Statement on Form S-8 covering the option shares, the Company shall determine to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of 1933 of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act), the Company provide the Executive with written notice of such determination and, if the Executive so desires, the Company will cause the registration under the Securities Act of such number of option shares as the Executive shall designate. The Company shall use its best efforts to register, and maintain the effectiveness of the registration, for resale all of the Option Shares granted to Executive pursuant to a Form S-8 (or any successor form) registration statement under the Securities Act.

4.	ADDITIONAL COMPENSATION AND BENEFITS. The Executive shall receive the following additional compensation and welfare and fringe benefits:

(a)	Participation in Benefit Plans. The Executive shall be eligible to participate in the employee benefit plans and programs maintained by the Company from time to time for its executives, or for its employees generally, including without limitation any life, medical, dental, accidental and disability insurance and profit sharing, pension, retirement, savings, stock option, incentive stock and deferred compensation plans, in accordance with the terms and conditions as in effect from time to time.

(b)	Vacation. The Executive shall be entitled to Two weeks of vacation during each year during the term of this Agreement and any extensions thereof, prorated for partial years.

(c)	Business Expenses. The Company shall reimburse the Executive for all reasonable expenses he incurs in promoting the Company's business, including expenses for travel, entertainment of business associates, service and usage charges for business use of cellular phones and similar items, upon presentation by the Executive from time to time of an itemized account of such expenditures.

In addition to the benefits provided pursuant to the preceding paragraphs of this Agreement, the Executive shall be eligible to participate in such other executive compensation and retirement plans of the Company as are applicable generally to other officers, and in such welfare benefit plans, programs, practices and policies of the Company as are generally applicable to other key employees.

5. PAYMENTS UPON TERMINATION

(a)   Involuntary Termination. If the Company terminates the Executive's employment during the term of this Agreement, the Executive shall be entitled to receive his base salary accrued through the date of termination. The Executive shall also receive any nonforfeitable benefits already earned and payable to him under the terms of any deferred compensation, incentive or other benefit plan maintained by the Company, payable in accordance with the terms of the applicable plan.

If the termination is not for death, disability as described in paragraph (b), for Cause as described in paragraph (c) or a voluntary termination by the Executive as described in paragraph (d), the Company shall also be obligated to make a series of monthly payments to the Executive for each month during the remaining term of this Agreement, but not less than six (6) months. Each monthly payment shall be equal to one-twelfth (1/12th) of the Executive's annual base salary, as in effect on the date of termination. In addition, the vesting of any restricted stock, stock options or other awards granted to the Executive under the terms of the Company's stock plan or any written agreement with the Executive shall become immediately vested in full and, in the case of stock options, exercisable in full. Executive shall also be permitted to continue to participate at the Company's expense in all benefit and insurance plans, coverage and programs in which he was participating in for a period of six (6) months. Executive shall not be required to mitigate the amount of any payment or benefit contemplated by this paragraph.

(b)   Disability. The Company shall be entitled to terminate this Agreement, if the Board determines that the Executive has been unable to attend to his duties for at least ninety (90) days because of a medically diagnosable physical or mental condition, and has received a written opinion from a physician acceptable to the Board that such condition prevents the Executive from resuming full performance of his duties and is likely to continue for an indefinite period. Upon such termination, the Company shall pay to Executive a monthly disability benefit equal to one-twelfth (1/12th) of his current annual base salary at the time he became permanently disabled. Payment of such disability benefit shall commence on the last day of the month following the date of the termination by reason of permanent disability and cease with (i) the month in which the Executive returns to active employment, either with the Company or otherwise, or the latest of (ii) the end of the initial term of this Agreement, or the current renewal term, as the case may be, or (iii) the sixth month after the date of the termination. Any amounts payable under this Section 5(b) shall be reduced by any amounts paid to the Executive under any long-term disability plan or other disability program or insurance policies maintained or provided by the Company.

(c)   Termination for Cause. If the Executive's employment is terminated by the Company for Cause, the amount the Executive shall be entitled to receive from the Company shall be limited to his base salary accrued through the date of termination, and any nonforfeitable benefits already earned and payable to the Executive under the terms of deferred compensation or incentive plans maintained by the Company.

For purposes of this Agreement, the term "Cause" shall be limited to (i) any action by the Executive involving willful disloyalty to the Company, such as embezzlement, fraud, misappropriation of corporate assets or a breach of the covenants set forth in Sections 9 and 10 below; or (ii) the Executive being convicted of a felony; or (iii) the Executive being convicted of any lesser crime or offense committed in connection with the performance of his duties hereunder or involving fraud, dishonesty or moral turpitude; or (iv) the intentional gross misconduct or willful gross neglect of the Executive in carrying out his duties hereunder resulting in material economic harm to the Company (other than resulting from the Executive's incapacity due to physical or mental disability) if Executive acted without a good faith belief that the act or omission was in the best interest of the Company. Notwithstanding the foregoing, no termination pursuant to subsection (iv) shall be treated as termination for cause unless the Board has provided executive with at least thirty (30) days prior written notice specifying in reasonable detail the alleged breach and giving the Executive a minimum of one hundred twenty (120) days or such longer period as is reasonably necessary to correct such alleged breach.

(d)   Voluntary Termination by the Executive. If the Executive resigns or otherwise voluntarily terminates his employment before the end of the current term of this Agreement, the amount the Executive shall be entitled to receive from the Company shall be limited to his base salary accrued through the date of termination, and any nonforfeitable benefits already earned and payable to the Executive under the terms of any deferred compensation or incentive plans of the Company.

6.   EFFECT OF CHANGE IN CORPORATE CONTROL

(a)   In the event of a Change in Corporate Control, the vesting of any restricted stock, stock options or other awards granted to the Executive under the terms of the Company's stock plans or any written agreement with Executive shall become immediately vested in full and, in the case of stock options, exercisable in full.

In addition, if, at any time during the period of twelve (12) consecutive months following or six (6) months prior to the occurrence of a Change in Corporate Control, the Executive is involuntarily terminated (other than for Cause) by the Company, the Executive shall be entitled to receive as severance pay from the Company in a lump sum payment within 30 days the amount equal to the sum of (i) 50% of the Executive's annual base salary in effect at the time of the Change in Corporate Control plus (ii) 50% of the annual bonus paid to the Executive with respect to the last fiscal year of the Company ending prior to the Change in Corporate Control.

(b) For purposes of this Agreement, a "Change in Corporate Control" shall include any of the following events:

(1) The acquisition in one or more transactions of more than fifty percent (50%) of the Company's outstanding Common Stock by any corporation, or other person or group (within the meaning of Section 14(d)(3) of the Securities Exchange Act of 1934, as amended);

(2) Any merger or consolidation of the Company into or with another corporation in which the Company is not the surviving entity, or any transfer or sale of substantially all of the assets of the Company or any merger or consolidation of the Company into or with another corporation in which the Company is the surviving entity and, in connection with such merger or consolidation, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for other stock or securities of any other person, or cash, or any other property.

In the event that any payment or benefits received or to be received by Executive pursuant to this Agreement ("Benefits") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), or any comparable successor provisions, and (ii) but for this subsection, would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the "Excise Tax"), then benefits to which Executive will be entitled pursuant to this Section 6 (the "Benefits") shall be either: (i) provided to Executive in full, or (ii) provided to Executive as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this subsection shall be made in writing in good faith by an accountant selected by the mutual agreement of Executive and the Company (the "Accountant"). The Company shall bear all costs the Accountant may reasonably incur in connection with any calculations contemplated by this subsection.

7. DEATH. If the Executive dies during the term of this Agreement, the Company shall pay to the Executive's estate a lump sum payment equal to the sum of the Executive's base salary accrued through the date of death plus the total unpaid amount of any bonuses earned with respect to the fiscal year of the Company most recently ended. In addition, the death benefits payable by reason of the Executive's death under any retirement, deferred compensation or other employee benefit plan maintained by the Company shall be paid to the beneficiary designated by the Executive in accordance with the terms of the applicable plan or plans.

8.   WITHHOLDING. The Company shall, to the extent permitted by law, have the right to withhold and deduct from any payment hereunder any federal, state or local taxes of any kind required by law to be withheld with respect to any such payment.

9.   PROTECTION OF CONFIDENTIAL INFORMATION. The Executive agrees that he will keep all confidential and proprietary information of the Company or relating to its business (including, but not limited to, information regarding the Company's customers, pricing policies, methods of operation, proprietary computer programs and trade secrets) confidential, and that he will not (except with the Company's prior written consent), while in the employ of the Company or thereafter, disclose any such confidential information to any person, firm, corporation, association or other entity, other than in furtherance of his duties hereunder, and then only to those with a "need to know." The Executive shall not make use of any such confidential information for his own purposes or for the benefit of any person, firm, corporation, association or other entity (except the Company) under any circumstances during or after the term of his employment. The foregoing shall not apply to any information which is already in the public domain, or is generally disclosed by the Company or is otherwise in the public domain at the time of disclosure.

The Executive recognizes that because his work for the Company will bring him into contact with confidential and proprietary information of the Company, the restrictions of this Section 9 are required for the reasonable protection of the Company and its investments and for the Company's reliance on and confidence in the Executive.

10.   COVENANT NOT TO COMPETE. The Executive hereby agrees that he will not, either during the term of the Employment Agreement or during the period of six (6) months from the time this Employment Agreement is terminated or expires for any reason, (i) engage in any business activities on behalf of any enterprise which competes with the Company in the business of providing or managing radiation therapy services in any state which the Company then operates in, (ii) solicit the Company's employees or customers or (iii) hire any of the Company's employees. The Executive will be deemed to be engaged in such business activities if he participates in such a business enterprise as an employee, officer, director, consultant, agent, partner, proprietor, or other participant; provided that the ownership of no more than 2 percent of the stock of a publicly traded corporation shall not be deemed to be engaging in business activities.

11.   INJUNCTIVE RELIEF. The Executive acknowledges and agrees that it would be difficult to fully compensate the Company for damages resulting from the breach or threatened breach of the covenants set forth in Sections 9 and 10 of this Agreement and accordingly agrees that the Company shall be entitled to temporary and injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, to enforce such provisions in any action or proceeding instituted in any court in the State of California having subject matter jurisdiction. This provision with respect to injunctive relief shall not, however, diminish the Company's right to claim and recover damages.

It is expressly understood and agreed that although the parties consider the restrictions contained in this Agreement to be reasonable, if a court determines that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction on the activities of the Executive, no such provision of this Agreement shall be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such extent as such court may judicially determine or indicate to be reasonable.

The Executive acknowledges and confirms that (a) the restrictive covenants contained in Sections 9 and 10 hereof are reasonably necessary to protect the legitimate business interests of the Company, and (b) the restrictions contained in Sections 9 and 10 hereof (including without limitation the length of the term of the provisions of Sections 9 and 10 hereof) are not overbroad, overlong, or unfair and are not the result of overreaching, duress or coercion of any kind. The Executive further acknowledges and confirms that his full, uninhabited and faithful observance of each of the covenants contained in Sections 9 and 10 hereof will not cause him any undue hardship, financial or otherwise, and that enforcement of each of the covenants contained herein will not impair his ability to obtain employment commensurate with his abilities and on terms fully acceptable to him or otherwise to obtain income required for the comfortable support of him and his family and the satisfaction of the needs of his creditors. The Executive acknowledges and confirms that his special knowledge of the business of the Company is such as would cause the Company serious injury or loss if he were to use such ability and knowledge to the benefit of a competitor or were to compete with the Company in violation of the terms of Sections 9 and 10 hereof. The Executive further acknowledges that the restrictions contained in Sections 9 and 10 hereof are intended to be, and shall be, for the benefit of and shall be enforceable by, the Company's successors and assigns.

If the Executive shall be in violation of any provision of Sections 9 and 10, then each time limitation set forth in the applicable section shall be extended for a period of time equal to the period of time during which such violation or violations occur. If the Company seeks injunctive relief from such violation in any court, then the covenants set forth in Sections 9 and 10 shall be extended for a period of time equal to the pendency of such proceeding including all appeals by the Executive.

Sections 9, 10 and 11 of this Agreement shall survive the termination or expiration of this Agreement.

12.   SEPARABILITY. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

13.   ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of the Executive and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or

otherwise subject to hypothecation by the Executive. The Company may assign this Agreement to any of its subsidiaries or affiliates.

14. ENTIRE AGREEMENT. This Agreement represents the entire agreement of the parties and shall supersede any prior agreements and any other previous contracts, arrangements or understandings between the Company and the Executive related to employment. The Agreement may be amended at any time by mutual written agreement of the parties hereto.

15. GOVERNING LAW. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the State of California, other than the conflict of laws provisions of such laws.

16. HEADINGS. The headings contained in this Agreement are included for convenience only and no such heading shall in any way alter the meaning of any provision.

17. WAIVER. The failure of either party to insist upon strict adherence to any obligation of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

18. COUNTERPARTS. This Agreement may be executed in two (2) counterparts, each of which shall be considered an original.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed, and the Executive has hereunto set his hand, as of the day and year first above written.

VILLAGEEDOCS   EXECUTIVE:

By: /s/ J. Thomas Zender   /s/ Michael A. Richard
Name: John Thomas Zender   Michael Richard
Title: Board of Directors, Chair

ACTION BY WRITTEN CONSENT OF SHAREHOLDERS
OF
VILLAGEEDOCS

We, the undersigned, being the holders of the majority of the voting rights for shares of the outstanding common stock of **VillageEDOCS**, a California corporation (the "Corporation"), hereby take, adopt, and approve the following actions, in writing without a meeting:

1.   The undersigned approves an amendment to the Corporation's Certificate of Incorporation increasing the number of authorized, no par value shares of common stock from 90,000,000 to 175,000,000, with no stated par value per share.

2.   The undersigned approves a Plan of Internal Restructuring (the "Plan"), a copy of which is attached as Exhibit "A", which includes the reorganization of the Corporation's electronic document delivery business by transferring all assets and related liabilities pertaining to its electronic document delivery business into a wholly owned subsidiary of the Corporation, which shall be formed for the purposes of effectuating the restructuring of the Corporation into a holding company in which the assets of the Corporation will consist of the stock of its subsidiaries.

3.   The election and appointment of K. Mason Conner, Jay Thomas Zender, and H. Jay Hill as directors of the Corporation.

4.   Approval of a modification of the Corporation's 2002 Equity Incentive Plan to increase the number of shares reserved for issuance under this Plan from 11,634,584 to 28,000,000 shares.

5.   The undersigned shareholder hereby approves and ratifies the actions of the Corporation and its directors in approving:

(i)   an Executive Employment Agreement with K. Mason Conner, substantially in the form of Exhibit "B" hereto;

(ii)   an Executive Employment Agreement with H. Jay Hill, substantially in the form of Exhibit "C" hereto;

(iii)   an Executive Employment Agreement with Michael Richard, substantially in the form of Exhibit "D" hereto; and


(iv)   the issuance of options to acquire up to 500,000 shares of the Corporation's common stock to Jay Thomas Zender in consideration for past and future services as a director of the Corporation.


The undersigned shareholder acknowledges that the directors and executive officers of the Corporation have requested that the shareholders owning a majority of the outstanding voting equity securities of the Corporation approve each of their respective employment agreements or equity incentive arrangements to mitigate any potential conflicts of interest that may exist relating to the approval of employment agreements or equity incentive arrangements to individuals who serve as directors and/or officers of the Corporation.

By execution hereof, the undersigned shareholder acknowledges that such shareholder deems the terms of each of these employment agreements and equity incentive arrangements as fair and reasonable terms and in the best interest of the Corporation to secure continuity and loyalty from key individuals.

IN WITNESS WHEREOF, the undersigned shareholder does hereby consent, approve and ratify the foregoing actions and authorizes the Corporation, its officers and directors to do and perform all things and acts, and to execute and deliver or file all instruments, certificates, and documents that he shall determine to be necessary, appropriate or desirable to carry out the foregoing resolutions.

SHAREHOLDERS:

/s/ C. Alan Williams
C. Alan Williams

/s/ Joan P. Williams
Joan P.Williams

/s/ Tim Dales
Tim Dales